BMO FINANCIAL GROUP REPORTS 5.2% EPS GROWTH IN THE FIRST QUARTER OF 2006 AND ANNOUNCES AN 8.2% DIVIDEND INCREASE
Higher Revenues Drive Improved Year-Over-Year Performance

Year-over-Year Operating Highlights:
•	Net income of $630 million, up $28 million or 4.7%

•	EPS[1] of $1.22, up 5.2%, and cash EPS[2] of $1.24, up 4.2%

•	Excluding a $32 million recovery of income taxes that benefited results a year ago, net income increased $60 million or 11% and EPS increased $0.12 or 11%

•	ROE of 18.5%, compared with 19.4% last year

•	A $52 million specific provision for credit losses, compared with a $43 million specific provision last year

•	Revenue[2] growth of 3.0% (5.3% excluding Harrisdirect[3] and 6.5% after also excluding the impact of the weaker U.S. dollar)

•	Expense growth of 0.8% (4.7% excluding Harrisdirect and 5.9% after also excluding the impact of the weaker U.S. dollar)

•	Productivity ratio[2] improves 135 basis points to 61.5% and cash productivity ratio[2] improves 80 basis points to 61.1%

•	Tier 1 Capital Ratio of 10.38%, up from 9.72% a year ago and 10.25% at the end of 2005

•	Operating Group Net Income
•	Personal and Commercial Client Group up $6 million or 2.2% to $300 million
•	P&C Canada up $3 million or 1.2% to $266 million

•	P&C Chicagoland Banking up $3 million or 11% to $34 million
•	Private Client Group up $21 million or 29% to $94 million

•	Investment Banking Group down $9 million or 3.6% to $228 million, but up $23 million or 11% excluding the $32 million recovery of income taxes last year

•	Corporate Support up $10 million to $8 million

1	All Earnings per Share (EPS) measures in this release refer to diluted EPS unless specified otherwise.
2	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results and GAAP revenue and income taxes to a taxable equivalent basis (teb) are outlined in the Non-GAAP Measures section in the Financial Performance Review, where all non-GAAP measures and their closest GAAP counterparts are outlined. Revenues and income taxes in the financial statements are stated in accordance with GAAP. Otherwise, all revenues and income taxes and measures that include revenues or income taxes in this document are stated on a taxable equivalent basis.
3	In the fourth quarter of 2005, BMO completed the sale of Harrisdirect, our U.S. direct-investing business. Certain of our revenue and expense growth and productivity measures have been disclosed on a basis that excludes Harrisdirect results in the comparative periods, to assist in explaining performance.
® Registered trade-mark of Bank of Montreal.

Other Highlights
•	Net income down $27 million or 4.1% from the fourth quarter of 2005, but up $16 million or 2.6% excluding the $43 million after-tax net impact of significant items that benefited results in the fourth quarter
•	Revenue declined $138 million or 5.2% from the fourth quarter, but dropped by a marginal $3 million or 0.1% excluding the impact of significant items and operating revenues of Harrisdirect in the comparable period
•	Expenses declined $91 million or 5.5% from the fourth quarter, but declined $31 million or 1.9% excluding the impact of operating expenses of Harrisdirect in the comparable period
•	Specific provision for credit losses now anticipated to be $325 million or less in fiscal 2006, down from the 2006 target of $400 million or less
•	Announced a $0.04 or 8.2% increase in dividends to $0.53 per common share in the second quarter, representing a 15% increase from $0.46 a year ago

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.
References to retail and business banking refer to Personal and Commercial Client Group activities and references to wealth management refer to Private Client Group activities.

FIRST QUARTER 2006 MANAGEMENT’S DISCUSSION AND ANALYSIS (MD&A)
MD&A commentary is as of March 1, 2006. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).
Summary Data

		Increase/(Decrease)		Increase/(Decrease)
(Canadian $ in millions, except per share data and as noted)	Q1-2006	vs. Q1-2005		vs. Q4-2005
Revenue per financial statements	2,481	70	3%	(139)	(5%)
Taxable equivalent basis (teb) adjustment	31	3	11%	1	3%

Revenue (teb) (1)	2,512	73	3%	(138)	(5%)
Specific provision for credit losses	52	9	21%	(5)	(9%)
Reduction of the general allowance	—	—	—	—	—

Total provision for credit losses	52	9	21%	(5)	(9%)
Non-interest expense	1,545	12	1%	(91)	(6%)
Income taxes per financial statements	235	16	7%	(19)	(8%)
Taxable equivalent basis adjustment	31	3	11%	1	3%

Income taxes (teb) (1)	266	19	8%	(18)	(7%)
Non-controlling interest in subsidiaries	19	5	35%	3	21%
Net income	630	28	5%	(27)	(4%)

Amortization of intangible assets (after tax)	9	(10)	(49%)	(8)	(45%)
Cash net income (1)	639	18	3%	(35)	(5%)
Earnings per share — basic ($)	1.24	0.06	5%	(0.06)	(5%)
Earnings per share — diluted ($)	1.22	0.06	5%	(0.05)	(4%)
Cash earnings per share — diluted ($) (1)	1.24	0.05	4%	(0.07)	(5%)
Return on equity (ROE)	18.5%		(0.9%)		(1.3%)
Cash ROE (1)	18.7%		(1.3%)		(1.6%)
Non-interest expense-to-revenue ratio	62.3%		(1.3%)		(0.1%)
Non-interest expense-to-revenue (teb) ratio (1)	61.5%		(1.4%)		(0.2%)
Cash non-interest expense-to-revenue (teb) ratio (1)	61.1%		(0.8%)		0.2%
Net interest margin	1.54%		(0.07%)		—
Net interest margin (teb) (1)	1.58%		(0.06%)		—

Operating Group net income:
Personal and Commercial Client Group	300	6	2%	(5)	(1%)
P&C Canada	266	3	1%	(5)	(2%)
P&C Chicagoland Banking	34	3	11%	—	—
Private Client Group	94	21	29%	(13)	(12%)
Investment Banking Group	228	(9)	(4%)	2	2%
Corporate Support, including Technology and Solutions (T&S)	8	10	+100%	(11)	(63%)

BMO Financial Group net income	630	28	5%	(27)	(4%)

(1)	These are non-GAAP amounts or non-GAAP measures. Please see footnote 2 to the preceding Operating Highlights and the Non-GAAP Measures section in the Financial Performance Review, which outline the use of non-GAAP measures in this document.
Calgary, March 1, 2006 — BMO Financial Group reported net income of $630 million for the first quarter ended January 31, 2006, up 4.7% from a year ago.
PERFORMANCE OVERVIEW
Net income was $630 million for the first quarter of 2006, up $28 million or 4.7% from $602 million a year ago. Earnings per share (EPS) rose 5.2% to $1.22, and cash EPS rose 4.2% to $1.24.
“Fiscal 2006 is off to a good start, with solid year-over-year earnings growth,” said Tony Comper, President and Chief Executive Officer, BMO Financial Group. “Adjusting for a substantial tax recovery that benefited

Investment Banking Group’s results a year ago, each of our client operating groups posted higher earnings than in 2005. Revenue growth was strong, particularly considering the sale of Harrisdirect.”
Net income in the first quarter of 2005 benefited from a $32 million ($0.06 per share) recovery of prior years’ income taxes. Excluding this item, net income in 2006 increased $60 million or 11% from the first quarter of 2005 and EPS increased $0.12 or 11%. Improved performance was attributable to revenue growth in P&C Canada, P&C Chicagoland Banking, Corporate Support and Private Client Group, excluding the impact of reduced revenue as a result of the sale of Harrisdirect, the U.S. direct-investing business that we sold in the fourth quarter of fiscal 2005. Investment securities gains declined $19 million, reflecting the $32 million ($21 million after tax) impact of a change in accounting for investments of merchant banking subsidiaries that increased investment securities gains in the first quarter of last year.
Revenue1 increased $73 million or 3.0% from a year ago (5.3% excluding Harrisdirect a year ago) to $2,512 million, as Personal and Commercial Client Group revenue rose $36 million or 2.8%, driven by strong volume growth, partially offset by a decline in net interest margins. Private Client Group revenue fell $18 million or 3.6%, but increased $38 million or 8.8% on broad-based growth excluding the 2005 revenues of Harrisdirect. Investment Banking Group revenue increased $35 million or 5.0%, driven by much higher trading income due primarily to heightened volatility in commodities prices, particularly oil and gas. Mergers and acquisitions fees were significantly higher and lending volumes increased. The weaker U.S. dollar lowered BMO’s revenue growth by $29 million or 1.2 percentage points.
BMO’s overall net interest margin1 for the first quarter of 2006 was 1.58%, or six basis points lower than in the first quarter of the prior year. Margins were lower in Personal and Commercial Client Group and in Investment Banking Group. When compared to the fourth quarter, BMO’s overall net interest margin was unchanged, improving in P&C Chicagoland Banking and Investment Banking Group but declining in P&C Canada. Net interest margins are detailed in the revenue section of the Financial Performance Review.
The provision for credit losses was $52 million, compared with $43 million a year ago and $57 million in the fourth quarter. There was no reduction of the general allowance in the quarter or the comparative quarters. We now anticipate specific provisions of $325 million or less in 2006, down from our annual target of $400 million or less.
Non-interest expense totalled $1,545 million, up $12 million or 0.8% from the first quarter of 2005. Excluding expenses of Harrisdirect in the year-ago period, expenses increased $70 million or 4.7%. On this basis, expenses were higher in each of the operating groups. There were higher employee-related costs resulting from an expansion of both the retail and commercial sales forces and increased initiative expenditures in P&C Canada. There were also higher revenue-based costs in Private Client Group and Investment Banking Group. The weaker U.S. dollar lowered expense growth by $18 million or 1.2 percentage points. The non-interest expense-to-revenue ratio1 (productivity ratio) was 61.5% in the first quarter of 2006, compared with 62.9% a year ago. The cash productivity ratio improved 80 basis points to 61.1%, or by 31 basis points excluding Harrisdirect in the year-ago period.

1	On a taxable equivalent basis — see the GAAP and Related Non-GAAP Measures section.

Relative to the fourth quarter, net income declined $27 million, but increased $16 million or 2.6% excluding the $43 million ($0.09 per share) after-tax net impact of the following significant items that affected fourth quarter performance:
•	A $49 million ($18 million after tax) gain on the sale of Harrisdirect recorded in other income in the U.S. business of Private Client Group;
•	A $50 million ($32 million after tax) gain on the sale of TSX common shares, split equally between Private Client Group and Investment Banking Group;
•	A $29 million ($19 million after tax) gain on the sale of our Calgary office tower recorded in other income of Corporate Support; and
•	A $40 million ($26 million after tax) adjustment that decreased P&C Canada’s card fees revenue as a result of further refinements made to the methodology used to determine the liability associated with our customer loyalty rewards program.
The $16 million increase in earnings was attributable to improved performance in Private Client Group and Investment Banking Group.
“Results improved from a particularly strong fourth quarter, after adjusting for a number of significant items in that period,” added Mr. Comper. “I am pleased to again announce an increase in dividends to shareholders, as the second quarter dividend to common shareholders will increase 8.2% from the first quarter and 15% from a year ago.”
Revenue for the quarter decreased $138 million from the fourth quarter. Excluding the $88 million of revenues from the foregoing significant items and the $47 million of Harrisdirect operating revenues in the comparable period, revenue decreased by a marginal $3 million or 0.1%. On this basis, revenue increased in Private Client Group (PCG) due to improved deposit spreads and higher mutual fund fees and in P&C Chicagoland Banking due to organic loan growth and acquisitions. Investment Banking Group revenues increased on the strength of interest rate, equity and commodity derivatives trading revenue, while P&C Canada revenue declined as lower net interest margin offset strong volume growth across most products, particularly mortgages. Investment securities gains were $61 million lower than in the fourth quarter, of which $50 million related to the gain on sale of TSX common shares. The weaker U.S. dollar lowered revenue growth by $12 million or 0.4 percentage points.
Non-interest expense decreased $91 million or 5.5% from the fourth quarter. Excluding the $60 million of Harrisdirect expenses included in the fourth quarter results, expenses declined $31 million or 1.9%. Costs were down in Personal and Commercial Client Group due to a decline in performance-based compensation costs and reductions related to the timing of both marketing expenses and investments in our distribution network. Non-interest expense increased in Investment Banking Group as a result of higher performance-based costs, but declined in Private Client Group, reflecting the benefit of the ongoing focus on expense management and the sale of Harrisdirect in 2005. The weaker U.S. dollar lowered expense growth from the fourth quarter by approximately $7 million or 0.4 percentage points. Our productivity ratio improved 21 basis points from the fourth quarter, while our cash productivity ratio deteriorated by 18 basis points, the differing rates of change relating largely to the sale of Harrisdirect in the fourth quarter and the resulting reduction in the amortization of intangible assets, a non-cash charge. Excluding significant items and Harrisdirect operating results in the fourth quarter, BMO’s productivity ratio improved 115 basis points and our cash productivity ratio improved 109 basis points.
Net income from U.S.-based businesses totalled US$109 million in the first quarter of 2006, compared with US$128 million a year ago and US$86 million in the fourth quarter. The decline from a year ago was due to higher expenses, mainly as a result of higher performance-based costs, offset in part by stronger commodity derivatives trading revenues. The growth from the fourth quarter was due to increased commodity derivatives trading revenues, partially offset by higher performance-based costs and the fourth quarter gain on sale of Harrisdirect.
The Tier 1 capital ratio was 10.38% at the end of the quarter, compared with 10.25% at the end of 2005 and 9.72% at the end of the first quarter a year ago.

During the quarter, we repurchased 538,200 Bank of Montreal common shares under our common share repurchase program at an average cost of $60.33 per share, for a total cost of $32.5 million.
On March 1, 2006, BMO’s Board of Directors declared a quarterly dividend payable to common shareholders of $0.53 per common share, representing an 8.2% increase from $0.49 per share in the first quarter and a 15% increase from $0.46 per share in the second quarter of 2005. BMO’s dividend payout ratio was 39% in fiscal 2005. The dividend increase reflects BMO’s policy of having a 35% to 45% dividend payout ratio over time.

Annual Targets for 2006		Performance to January 31, 2006
•	5% to 10% EPS growth from a base of $4.59 (excluding changes in the general allowance)	•	EPS of $1.22, up 5.2% from $1.16 a year ago

•	ROE of 17% to 19%	•	ROE of 18.5% annualized

•	Specific provision for credit losses of $400 million or less	•	Specific provision for credit losses of $52 million

We now anticipate specific provisions of $325 million or less in fiscal 2006

•	Tier 1 capital ratio of at least 8.0%	•	Tier 1 capital ratio of 10.38%

•	Improve our cash productivity ratio by 100 to 150 basis points	•	Cash productivity improvement of 80 basis points year-over-year

2006 Earnings and Economic Outlook
We are on track to achieve the annual targets for 2006 that were established at the end of last year, and which are outlined above. The Canadian economy is expected to grow at a faster pace in 2006 than in 2005 as we anticipate that the negative impact of the strong Canadian dollar will dissipate. We expect that personal spending will continue to benefit from still low, albeit rising, interest rates, and that business investment will remain strong as a result of robust profit growth and the need to expand productive capacity. The housing market should remain firm, though we expect the pace of activity to be lower than the high rates of recent years. The Bank of Canada is expected to raise interest rates a further one percentage point this year, which may temper demand for residential mortgages and personal loans. However, we anticipate a more robust economic expansion in 2006, which should boost growth in business lending and support fee-based investment banking activities. The Canadian dollar is expected to remain strong relative to the U.S. dollar, supported by tighter monetary policy and high commodity prices.
The U.S. economy is expected to continue expanding at a solid rate in 2006. Growth should be led by strong business investment as a result of healthy corporate balance sheets, rebuilding activity in hurricane-affected regions and firms striving to improve productivity to remain globally competitive. All of these factors will favour business loan growth, while strong job creation should underpin personal loan demand. However, interest rates are forecast to again increase moderately in 2006, which should reduce housing affordability and dampen demand for residential mortgages.

Management’s Responsibility for Financial Information
A rigorous and comprehensive financial governance framework is in place at BMO and its subsidiaries at both the management and board levels. Each year, BMO’s Annual Report contains a statement signed by the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) outlining management’s responsibility for financial information contained in the report. BMO filed certifications, signed by the CEO and CFO, with the Canadian Securities Administrators and the SEC in the United States in December 2005 when we filed our Annual Report and other annual disclosure documents. In those filings, BMO’s CEO and CFO certify, as required in Canada by Multilateral Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings) and in the United States by the Sarbanes-Oxley Act, the appropriateness of the financial disclosures in our annual filings and the effectiveness of our disclosure controls and procedures. BMO’s CEO and CFO certify the appropriateness of the financial disclosures in our interim filings with securities regulators, including this MD&A and the accompanying unaudited interim consolidated financial statements for the period ended January 31, 2006, and that they have caused disclosure controls and procedures to be designed.
As in prior quarters, BMO’s audit committee reviewed this document, including the attached unaudited interim consolidated financial statements, and BMO’s Board of Directors approved the document prior to its release.

A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2005 Annual Report, which can be accessed on our web site at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and of any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies, and disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 29 and 30 of BMO’s 2005 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.
Assumptions on how the Canadian and U.S. economies will perform in 2006 and how that impacts our businesses are material factors we consider when setting our strategic priorities and objectives and in determining our financial targets, including provision for credit losses. Key assumptions include that the Canadian and U.S. economies will expand at a healthy pace in 2006 and that inflation will remain low. We also have assumed that interest rates will increase gradually in both countries in 2006 and the Canadian dollar will hold onto its recent gains. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. Tax laws in the countries in which we operate, primarily Canada and the United States, are material factors we consider when determining our sustainable effective tax rate.

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, our Annual Information Form and the Notice of Annual Meeting of Shareholders and Proxy Circular are available on our web site at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov.
INVESTOR AND MEDIA PRESENTATION
Investor Presentation Materials
Interested parties are invited to visit our web site at www.bmo.com/investorrelations to review this quarterly news release, presentation materials and a supplementary financial information package online. Copies of these documents are also available at BMO Financial Group’s offices at 100 King Street West, 18th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.
Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Thursday, March 2, 2006 at 1:30 p.m. Mountain Standard Time (3:30 p.m. Eastern Standard Time). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Wednesday, March 15, 2006 by calling 416-695-5292 (from within Toronto) or 1-888-742-2491 (toll-free outside Toronto) and entering passcode 6788.
A live webcast of the call can be accessed on our web site at www.bmo.com/investorrelations. A replay can be accessed on the site until Tuesday, May 23, 2006.
Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101
Investor Relations Contacts
Susan Payne, Senior Vice-President, Investor Relations, susan.payne@bmo.com, 416-867-6656
Steven Bonin, Director, Investor Relations, steven.bonin@bmo.com, 416-867-5452
Krista White, Senior Manager, Investor Relations, krista.white@bmo.com, 416-867-7019
Chief Financial Officer
Karen Maidment, Chief Financial and Administrative Officer,
karen.maidment@bmo.com, 416-867-6776
Corporate Secretary
Robert Horte, Vice-President and Corporate Secretary, Corporate and Legal Affairs
corp.secretary@bmo.com, 416-867-6785

FINANCIAL PERFORMANCE REVIEW
GAAP and Related Non-GAAP Measures used in the MD&A

(Canadian $ in millions, except as noted)	Q1-2006	Q4-2005	Q1-2005
Net interest income per financial statements (a)	1,182	1,194	1,198
Non-interest revenue	1,299	1,426	1,213

Revenue per financial statements (b)	2,481	2,620	2,411

Taxable equivalent basis (teb) adjustment (c)	31	30	28

Net interest income (teb) (a+c) (d) (1)	1,213	1,224	1,226
Non-interest revenue	1,299	1,426	1,213

Revenue (teb) (e) (1)	2,512	2,650	2,439

Provision for income taxes per financial statements	235	254	219
Taxable equivalent basis adjustment	31	30	28

Provision for income taxes (teb) (1)	266	284	247

Non-interest expense (f)	1,545	1,636	1,533
Amortization of intangible assets	(11)	(22)	(24)

Cash-based expense (g) (1)	1,534	1,614	1,509

Net income	630	657	602
Amortization of intangible assets, net of income taxes	9	17	19

Cash net income (1)	639	674	621
Preferred share dividends	(8)	(8)	(8)
Charge for capital (1)	(353)	(345)	(322)

Net economic profit (1)	278	321	291

Non-interest expense-to-revenue ratio (2) (%) ((f/b) x 100)	62.3	62.4	63.6
Non-interest expense-to-revenue (teb) ratio (1) (2) (%) ((f/e) x 100)	61.5	61.7	62.9
Cash non-interest expense to revenue (teb) ratio (1) (2) (%) ((g/e) x 100)	61.1	60.9	61.9
Net interest margin annualized (%) ((a/average assets) x 100)	1.54	1.54	1.61
Net interest margin (teb) annualized (1) (%) ((d/average assets) x 100)	1.58	1.58	1.64
EPS (uses net income) ($)	1.22	1.27	1.16
Cash EPS (1) (uses cash net income) ($)	1.24	1.31	1.19

(1)	These are non-GAAP amounts or non-GAAP measures.
(2)	Also referred to as productivity ratio and cash productivity ratio.
BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. The above table reconciles the non-GAAP measures, which management regularly monitors, to their GAAP counterparts.
Cash earnings and cash productivity measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of intangible assets from non-interest expense to derive cash productivity measures.
BMO, like many banks, analyzes revenue, and ratios computed using revenue, on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The effective income tax rate is also analyzed on a taxable equivalent basis for consistency of approach. Analysis on a taxable equivalent basis neutralizes the impact on ratios of investing in tax exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in ratios between periods and between institutions related to the choice of tax-advantaged and taxable investments. In this MD&A, all revenues and tax amounts and related ratios are stated on a taxable equivalent basis, unless indicated otherwise.
Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of economic value added.
Foreign Exchange
The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated revenues, expenses, provision for credit losses, income taxes and net income in the first quarter of 2006 were lowered relative to the comparable period a year ago and to the fourth quarter by the weakening of the U.S. dollar. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates. At the start of each quarter, BMO enters into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our U.S. dollar net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations within a single quarter. The average Canadian/U.S. dollar exchange rate in the first quarter of 2006 approximated the rate at the end of the fourth quarter of 2005. As such, there were low amounts of hedging gains in the first quarter of 2006.
The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S. dollar denominated net income for the next three months. The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.
Effects of U.S. dollar exchange rate fluctuations on BMO’s results

	Q1-2006
(Canadian $ millions, except as noted)	vs. Q1-2005	vs. Q4-2005
Canadian/U.S. dollar exchange rate (average)
—Current period	1.1562	1.1562
—Prior period	1.2100	1.1772

Reduced revenue	(29)	(12)
Reduced expense	18	7
Reduced provision for credit losses	1	—
Reduced income taxes	10	4

Reduced net income before hedging gains	—	(1)
Hedging gains	1	1
Income taxes thereon	—	—

Increased net income	1	—

Value Measures
Annualized ROE for the quarter was 18.5%, in line with our annual target of 17% to 19% but down from 19.4% in the first quarter of 2005 and from 19.8% in the fourth quarter due to increased equity in the current quarter and the significant items that increased earnings in the fourth quarter.
EPS of $1.22 rose $0.06 or 5.2% from the first quarter a year ago, but declined $0.05 or 3.9% from the fourth quarter. Excluding the tax recovery that benefited performance in the first quarter of 2005 and the four significant items that benefited performance in the fourth quarter, EPS increased $0.12 or 11% from a year ago and $0.04 or 3.4% from the fourth quarter. BMO is targeting 5% to 10% EPS growth for fiscal 2006, excluding the impact of changes in the general allowance.
Net economic profit was $278 million (see the Non-GAAP Measures section), compared with $291 million in the first quarter of 2005 and $321 million in the fourth quarter.

The total shareholder return (TSR) on an investment in BMO common shares was 19.1% in the first quarter and 27.5% for the twelve months ended January 31, 2006. BMO’s average annual TSR for the five-year period ended January 31, 2006 was 14.2%. The comparable return of the S&P/TSX Composite Total Return Index was 7.0%. The five-year average annual TSR is our primary measure of shareholder value and the most important of our financial performance and condition measures. Our governing objective is to maximize shareholder value and generate, over time, first quartile total shareholder returns relative to our Canadian and North American peer groups.
Net Income
Net income and variances in net income between periods were reviewed in the preceding Performance Overview. The sections that follow review results by major financial statement category, while net income by operating group is discussed in more detail in the Review of Operating Groups’ Performance that follows.
Revenue
As explained in the preceding Non-GAAP Measures section, BMO, like many banks, analyzes revenue on a taxable equivalent basis (teb) and all revenues and ratios computed using revenue in this MD&A are stated on that basis.
Total revenue and variances in total revenue were reviewed in the preceding Performance Overview section.
Net Interest Margin (teb)

		Increase	Increase
		(Decrease)	(Decrease)
(in basis points)	Q1-2006	vs. Q1-2005	vs. Q4-2005
P&C Canada	258	(10)	(12)
P&C Chicagoland Banking	340	(18)	4

Personal and Commercial Client Group	271	(11)	(10)
Private Client Group	853	66	4
Investment Banking Group	51	(17)	6
Corporate Support, including Technology and Solutions (T&S)	nm	nm	nm

Total BMO	158	(6)	—

nm — not meaningful
Net interest income was $1,213 million, a decrease of $13 million from the first quarter of last year. Average assets rose $9.0 billion due to growth in Personal and Commercial Client Group and net interest margin was 1.58%, down 6 basis points from a year ago.
BMO’s net interest margin was lowered by approximately 12 basis points in the first and second quarters of 2005 and by approximately 6 basis points in fiscal 2005 because we were required to consolidate $21 billion of Variable Interest Entity (VIE) assets in BMO’s balance sheet in the first half of 2005. Investment Banking Group’s net interest margin was lowered by approximately 9 basis points in the first and second quarters of 2005 and by approximately 4.5 basis points in fiscal 2005. On April 29, 2005, we completed the restructuring of these VIEs; consequently, the VIE assets were no longer included in BMO’s balance sheet as of that date.
Personal and Commercial Client Group net interest margin fell 11 basis points from a year ago. P&C Canada net interest margin was 10 basis points lower due to continued shifts in customer product preferences toward lower-spread products, increased competition and the interest rate environment. Rising interest rates caused narrower spreads on variable rate mortgage and loan products. In addition, the absolute low level of all interest rates contributed to the margin decline, mitigated by pricing actions in certain deposit categories. P&C Chicagoland Banking net interest margin was 18 basis points lower as assets, primarily consumer loans, grew faster than deposits. Other contributing factors were competitive pressures on loan pricing and the impact of lower investment rates earned on longer-term deposits, mitigated by pricing actions in certain deposit categories. Investment Banking Group net interest margin fell 17 basis points due to lower trading net interest income and lower spreads on corporate loans in the competitive rate environment in the United States and in interest-rate-sensitive businesses in the rising interest rate environment. Excluding the impact of VIEs in 2005, the Group’s net interest margin declined 26 basis points.

Net interest income includes interest earned on trading assets and the associated costs of funding those assets. The difference between these two amounts represents our trading net interest income. Since many of our trading assets are non-interest bearing, trading net interest income was only marginally positive this quarter and was slightly negative in the fourth quarter, contributing to a reduction in net interest margin in Investment Banking Group. Most of the revenue related to these trading assets consisted of mark-to-market gains both in this quarter and in the fourth quarter. These gains are included in non-interest trading revenues and the increases in non-interest trading revenues more than offset the reductions in trading net interest income in the current quarter and fourth quarter. Total trading revenues were very strong in both periods.
Relative to the fourth quarter, net interest income fell $11 million. Average assets fell $1.5 billion, primarily in Investment Banking Group, and net interest margin was unchanged at 1.58%. Net interest margin in Personal and Commercial Client Group fell 10 basis points. P&C Canada net interest margin fell 12 basis points due to continued shifts in customer product preferences toward lower-spread products, increased competition, particularly in personal mortgages, and the interest rate environment. P&C Chicagoland Banking net interest margin rose 4 basis points due to a decrease in non-earning assets and improved spread on deposits. Net interest margin in Investment Banking Group rose 6 basis points due to higher trading net interest income and a small increase in cash collections on previously impaired loans.
BMO’s non-interest revenue increased $86 million or 7.1% (10.6% excluding Harrisdirect) from the prior year to $1,299 million. Investment Banking Group’s revenue increased as commodity derivatives and interest rate trading revenues were up sharply due to favourable trading conditions and increased client activities associated with higher volatility in energy prices. Merger and acquisition revenue improved significantly and corporate loan volumes grew, while debt and equity underwriting revenue declined. BMO’s investment securities gains were $19 million lower than a year ago, which benefited from the $32 million impact of adopting the change in accounting for merchant banking investments. Private Client Group’s non-interest revenue was up strongly, after adjusting for the prior year’s $39 million contribution from Harrisdirect. The growth was driven by increased managed assets levels in the mutual fund businesses and higher commission and fee-based revenue in our brokerage businesses. The weaker U.S. dollar reduced the overall pace of growth in non-interest revenues.
Relative to the fourth quarter, non-interest revenue fell $127 million or 8.9%. Excluding the $88 million of revenues from the four previously mentioned significant items and Harrisdirect’s $29 million of non-interest operating revenues in the fourth quarter, non-interest revenue decreased $10 million or 0.8%. Investment Banking Group’s trading income was significantly higher due to favourable trading conditions and increased client activity in the commodity, interest rate and equity markets. BMO’s net investment securities gains were $61 million lower, in part due to the comparable period’s significant gain of $50 million on the sale of TSX common shares. Private Client Group’s non-interest revenue decreased, but was relatively unchanged, excluding the $74 million of gains on asset sales and Harrisdirect’s non-interest operating revenue. P&C Canada’s non-interest revenues were up modestly as the fourth quarter included the significant adjustment to reduce card fees but benefited from certain sundry revenues.
Non-Interest Expense
Non-interest expense totalled $1,545 million, up $12 million or 0.8% from the first quarter of 2005. Excluding expenses of Harrisdirect in the year-ago period, expenses increased $70 million or 4.7%. On this basis, expenses were higher in each of the operating groups. In P&C Canada, there were higher employee-related costs resulting from an expansion of both the retail and commercial sales forces and increased initiative expenditures. P&C Chicagoland Banking expenses increased because of acquisition-related costs, new branches and technology upgrades, and there were higher revenue-based costs in Private Client Group and Investment Banking Group. The weaker U.S. dollar lowered expense growth by $18 million or 1.2 percentage points.
Non-interest expense decreased $91 million or 5.5% from the fourth quarter. Excluding the $60 million of Harrisdirect expenses included in fourth quarter results, expenses declined $31 million or 1.9%. Even on this basis, non-interest expense declined in Private Client Group, reflecting the benefit of the ongoing focus on expense management. Costs were down in P&C Canada due primarily to a decline in performance-based compensation costs and the timing of both marketing expenses and investments in our distribution network. Non-

interest expense was up in IBG as a result of higher performance-based costs, consistent with revenue growth in businesses with higher variable costs. Non-interest expense declined in P&C Chicagoland Banking as a result of the weaker U.S. dollar. The weaker U.S. dollar lowered BMO’s expense growth from the fourth quarter by approximately $7 million or 0.4 percentage points.
The productivity ratio was 61.5% in the first quarter of 2006, compared with 62.9% a year ago. The cash productivity ratio improved 80 basis points to 61.1%, but improved 31 basis points excluding Harrisdirect in the year-ago period. Our productivity ratio improved 21 basis points from the fourth quarter while our cash productivity ratio deteriorated by 18 basis points, the differing rates of change relating largely to the sale of Harrisdirect and the resulting reduction in the amortization of intangible assets, a non-cash charge.
Risk Management
Provisions for Credit Losses (PCL)

(Canadian $ in millions, except as noted)	Q1-2006	Q4-2005	Q1-2005
New specific provisions	89	93	93
Reversals of previously established allowances	(17)	(21)	(34)
Recoveries of loans previously written-off	(20)	(15)	(16)

Specific provision for credit losses	52	57	43
Reduction of the general allowance	—	—	—

Provision for (recovery of) credit losses	52	57	43

Specific PCL as a % of average net loans and acceptances (annualized)	0.12%	0.13%	0.11%
PCL as a % of average net loans and acceptances (annualized)	0.12%	0.13%	0.11%
Changes in Gross Impaired Loans and Acceptances (GIL)
GIL, Beginning of Period	804	932	1,119
Additions to impaired loans & acceptances	78	105	89
Reductions in impaired loans & acceptances	(66)	(108)	(47)
Write-offs	(71)	(125)	(72)

GIL, End of Period	745	804	1,089

GIL as a % of gross loans & acceptances	0.41%	0.46%	0.67%
GIL as a % of equity and allowances for credit losses	4.47%	4.91%	7.10%

The provision for credit losses totalled $52 million in the quarter, compared with $43 million in the first quarter of 2005 and $57 million in the fourth quarter. There was no reduction of the general allowance in the current quarter or in the comparative quarters. The components of the specific provision are outlined in the Provisions for Credit Losses table above. Specific provisions represented 12 basis points of average net loans and acceptances, including securities borrowed or purchased under resale agreements, generally consistent with a year ago and the fourth quarter, but well below the 33 basis points average of the past five fiscal years.
New impaired loan formations totalled $78 million in the quarter, down from $105 million in the fourth quarter and $89 million a year ago. Formations are in line with expectations at this stage of the economic cycle. There were no sales of impaired loans in the quarter.
Gross impaired loans and acceptances were $745 million at the end of the quarter, down from $804 million in the fourth quarter and $1,089 million a year ago. Factors contributing to the reductions are outlined in the preceding table. Impaired loans are at their lowest level in more than two decades.
The total allowance for credit losses of $1,115 million at the end of the first quarter was comprised of a specific allowance of $170 million and a general allowance of $945 million. The specific allowance was up $1 million from the fourth quarter but down $27 million from a year ago. The decrease from a year ago was primarily due to the decline in impaired loans over the same period. The general allowance is maintained to absorb impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. It is assessed on a quarterly basis and decreased $14 million from the end of the previous fiscal year due to the change in the Canadian/U.S. dollar exchange rate. We believe the total allowance for credit losses fully addresses impairment in BMO’s credit portfolio.
BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios, which, excluding securities borrowed or purchased under resale agreements, represented 86.5% of the loan portfolio at the end of the first quarter, relatively unchanged from a year ago and the end of the fourth quarter.
BMO has no material exposures at risk to industry sectors considered to be of most concern in today’s economy. These include airline, auto and forestry as well as those other sectors that are considered particularly sensitive to rising energy prices. However, we continue to remain attentive to factors that could affect credit quality in the consumer and corporate and commercial portfolios, including continuing high energy prices, the impact of the sharp appreciation of the Canadian dollar relative to the U.S. dollar on export sectors, and the potential impact of rising interest rates. Looking forward, we continue to expect the credit environment to remain stable in early 2006, with potential weakness developing in the latter part of the year. This outlook is supported by our expectation for continued low corporate default rates, continuing low levels of impaired loan formations and stable economic conditions across North America. Because of our credit environment outlook and our favourable credit performance in the first quarter, we now anticipate that specific provisions in fiscal 2006 will be $325 million or less, down from our 2006 target of $400 million or less that was established at the beginning of the year.
BMO’s market risk and liquidity and funding management practices and key measures are outlined on pages 70 to 73 of the 2005 Annual Report. Trading and underwriting Market Value Exposure and Earnings Volatility have been generally consistent quarter-over-quarter. Structural Market Value Exposure (MVE) declined in the first quarter of 2006 as a result of lower modelled interest rate volatility. Interest rate volatility is derived from 10 years of historical data, which, starting in fiscal 2006, excludes the high volatility associated with fiscal 1995. Otherwise, there have been no significant changes to levels of liquidity and funding risk or structural market risk over the quarter. There were no significant changes to market risk or liquidity and funding management practices during the quarter.

Aggregate Market Value Exposure and Earnings Volatility for Trading and Underwriting and Structural Positions ($ millions)*

	Market value		12-month
(After-tax Canadian equivalent)	exposure (MVE)		earnings volatility
	Jan. 31	Oct. 31	Jan. 31	Oct. 31
	2006	2005	2006	2005

Trading and Underwriting	(13.9)	(11.6)	(11.6)	(9.1)
Structural	(260.2)	(326.3)	(29.7)	(28.1)

Total	(274.1)	(337.9)	(41.3)	(37.2)

*	Measured at a 99% confidence interval Losses are in brackets
Total Trading and Underwriting MVE Summary ($ millions)*

	For the quarter ended January 31, 2006				As at October 31, 2005
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end
Commodity VaR	(7.1)	(4.0)	(8.0)	(1.5)	(3.2)
Equity VaR	(3.4)	(3.4)	(5.4)	(2.6)	(3.8)
Foreign exchange VaR	(0.6)	(0.4)	(2.0)	(0.1)	(0.4)
Interest rate VaR (Mark-to-Market)	(4.7)	(3.8)	(5.2)	(3.1)	(3.8)
Correlation	7.2	5.4	7.3	3.7	5.5

Comprehensive VaR	(8.6)	(6.2)	(9.3)	(4.2)	(5.7)
Interest rate VaR (accrual)	(8.3)	(8.1)	(9.0)	(6.8)	(8.0)
Issuer Risk	(4.6)	(4.8)	(5.4)	(4.0)	(4.1)

Total MVE	(21.5)	(19.1)	(21.7)	(16.2)	(17.8)

*	One-day measure using a 99% confidence interval Losses are in brackets and benefits are presented as positive numbers
Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)*

			Earnings
	Economic		sensitivity
	value		over the next
(After-tax Canadian equivalent)	sensitivity		12 months
	Jan. 31	Oct. 31	Jan. 31	Oct. 31
	2006	2005	2006	2005

100 basis point increase	(234.3)	(228.8)	24.0	25.1
100 basis point decrease	188.7	191.9	(27.1)	(22.4)

200 basis point increase	(490.9)	(478.0)	42.2	44.1
200 basis point decrease	327.5	347.3	(43.5)	(45.8)

*	Losses are in brackets and benefits are presented as positive numbers
Income Taxes
As explained in the Non-GAAP Measures section, BMO adjusts revenue to a taxable equivalent basis for analysis in this MD&A, with an offsetting adjustment to the provision for income taxes. As such, the provisions for income taxes and associated rates are stated on a taxable equivalent basis in the MD&A.
The provision for income taxes increased $19 million from the first quarter a year ago but decreased $18 million from the fourth quarter to $266 million. Results of a year ago included a $32 million recovery of prior years’ income taxes. The effective tax rate for the quarter was 29.0%, compared with 28.6% (32.3% excluding the tax recovery) in the first quarter a year ago and 29.7% in the fourth quarter. We now consider the sustainable rate to be 29% to 31%.
BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S.

operations does not attract income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in U.S. rates from period to period. This quarter’s hedging of the investments in U.S. operations has given rise to an income tax charge of $116 million in shareholders’ equity for the quarter. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the unaudited interim consolidated financial statements for further details.
Summary Quarterly Results Trends

	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
(Canadian $ in millions, except as noted)	2006	2005	2005	2005	2005	2004	2004	2004
Total revenue (teb)	2,512	2,650	2,441	2,428	2,439	2,279	2,393	2,445
Provision for credit losses — specific	52	57	73	46	43	37	(70)	45
Provision for credit losses — general	—	—	—	(40)	—	(50)	(40)	(40)
Non-interest expense	1,545	1,636	1,579	1,579	1,533	1,493	1,538	1,565

Net income	630	657	541	600	602	551	643	591

Basic earnings per share ($)	1.24	1.30	1.07	1.19	1.18	1.08	1.27	1.16
Diluted earnings per share ($)	1.22	1.27	1.05	1.16	1.16	1.06	1.24	1.12

Operating group net income:
P&C Canada	266	271	277	263	263	236	240	181
P&C Chicagoland Banking	34	34	30	30	31	31	28	25

Personal and Commercial Client Group	300	305	307	293	294	267	268	206
Private Client Group	94	107	63	77	73	53	58	63
Investment Banking Group	228	226	184	206	237	190	230	206
Corporate Support, including T&S	8	19	(13)	24	(2)	41	87	116

BMO Financial Group net income	630	657	541	600	602	551	643	591

BMO’s quarterly earning trends were reviewed in detail on pages 76 and 77 of the 2005 Annual Report. The above table outlines summary results for the second quarter of fiscal 2004 through the first quarter of fiscal 2006. Quarterly provisions for credit losses have generally started to trend upward, affecting performance. In addition, quarterly results sometimes include significant items that affect the level of earnings and trend analysis. The net impact of such items increased earnings somewhat in the second quarter of 2004 and, to a greater degree, in the third quarter of 2004. The first, second and fourth quarters of 2005 were also affected by significant items. BMO’s pattern of growing earnings in consecutive quarters was interrupted in the fourth quarter of 2004 and into 2005, largely because of provisioning trends and significant items affecting quarterly results. Net interest margins have generally trended lower in the competitive interest rate environment. The weakening of the U.S. dollar has dampened revenue and expense growth over the past two years but has had a more modest impact on net income, in part due to our practice of hedging our currency exposure.
BMO’s provision for credit losses declined during 2004 as we moved into a particularly favourable span of the credit cycle. Provisions were especially low in the third quarter of 2004 as we recorded high levels of reversals of previous allowances and recoveries of earlier write-offs. These reversals and recoveries were a significant component of the high net income in Corporate Support in that quarter.
The most significant factor affecting the first quarter of 2006 results in the context of trend analysis was the fourth quarter of 2005 sale of Harrisdirect, which was contributing $50 to $60 million to BMO’s quarterly revenues and expenses and a quarterly operating loss of about $5 million.

Balance Sheet
Total assets of $305.8 billion increased $8.2 billion from October 31, 2005. The increase primarily reflects $4.2 billion growth in net loans and acceptances and $4.4 billion growth in securities.
The $4.2 billion increase in net loans and acceptances was largely due to a $2.1 billion increase in residential mortgages and retail loans driven by the low interest rate environment and the active housing market. Net loans to businesses and governments and related acceptances increased $0.4 billion due to growth in the corporate loans portfolio. Securities borrowed or purchased under resale agreements increased $1.6 billion due to greater customer demand.
The $4.4 billion increase in securities was attributable to a $5.3 billion increase in trading securities, partly offset by a $0.9 billion decrease in investment securities. The change in trading securities was primarily due to an increase in corporate debt and equity related trading securities including equity linked notes. There was also growth in Government of Canada and provincial securities. The excess of investment securities’ book value over market value increased $15 million from October 31, 2005, to $18 million, mainly reflecting higher unrealized losses on fixed income investments.
Liabilities and shareholders’ equity increased $8.2 billion from October 31, 2005, reflecting increases in securities lent or sold under repurchase agreements ($8.3 billion), other liabilities ($2.1 billion) and shareholders equity ($0.3 billion). Those increases were partially offset by reductions in deposits ($0.5 billion) and securities sold but not yet purchased ($2.0 billion).
The increase in securities lent or sold under repurchase agreements was used to fund growth in trading securities and securities borrowed or purchased under resale agreements.
Deposits by banks, which account for 13% of total deposits, increased $0.5 billion and were used to fund the increases in securities. Deposits by businesses and governments, which account for 47% of total deposits, decreased $1.7 billion as money market deposits from businesses were reduced. Deposits from individuals, which account for 40% of total deposits, increased $0.7 billion and were used to fund growth in loans.
Contractual obligations by year of maturity were outlined in Table 8 on page 81 of BMO’s 2005 Annual Report. There have been no material changes to contractual obligations that are outside the ordinary course of our business.
Capital Management
BMO’s Tier 1 capital ratio was 10.38%, up from 10.25% at the end of 2005 and 9.72% at the end of the first quarter of 2005. The ratio remains well above our minimum target of 8.0%.
BMO’s total capital ratio was 11.84%, up from 11.76% at the end of 2005 and 11.50% a year ago.
The increases in the Tier 1 and total capital ratios from the year-end were primarily attributable to higher retained earnings, partially offset by growth in risk-weighted assets.
On February 2, 2006, Bank of Montreal announced its intention to redeem, on March 14, 2006, its $125 million of 7.40% Debentures, Series 19, due 2011. The redemption, which is prompted by the high yield relative to current market rates, will lower BMO’s total capital ratio by approximately 8 basis points.
During the quarter, we repurchased 538,200 Bank of Montreal common shares under our common share repurchase program at an average cost of $60.33 per share, for a total cost of $32.5 million. There have been 1,354,500 common shares repurchased under the existing normal-course issuer bid that expires on September 5, 2006 and pursuant to which BMO is permitted to repurchase for cancellation up to 15 million Bank of Montreal common shares, representing approximately 3% of BMO’s public float. Our Share Repurchase Program is primarily used to offset, over time, the impact of dilution caused by the exercise of stock options, our dividend reinvestment plan and convertible shares.

On March 1, 2006, BMO’s Board of Directors declared a quarterly dividend payable to common shareholders of $0.53 per share, representing an 8.2% increase over the first quarter’s dividend of $0.49 per share and a 15% increase from $0.46 a year ago. BMO’s dividend payout ratio for fiscal 2005 was 39%. The dividend increase reflects BMO’s policy of having a 35% to 45% dividend payout ratio over time.
Outstanding Shares and Securities Convertible into Common Shares

Number of shares or
As of February 22, 2006	Canadian dollar amount
Common shares	502,553,000
Class B Preferred Shares
Series 5	$200,000,000

Convertible into common shares:
Class B Preferred Shares
Series 4	$200,000,000
Series 6	$250,000,000
Series 10	$396,000,000

Stock options
- vested	20,218,000
- non-vested	53,490,000

Notes 20 and 21 to the audited financial statements on pages 118 and 119 and the table on page 60 in the Annual MD&A included in the 2005 Annual Report provide details on share capital.
Credit Rating
BMO’s credit rating, as measured by Standard & Poor’s (S&P) senior debt ratings, remains unchanged at AA- with a stable outlook, the best, together with two of our competitors, of the six major Canadian banks. Our credit rating, as measured by Moody’s senior debt ratings, remains unchanged at Aa3 with a stable outlook, below only one of the six major Canadian banks. Both credit ratings are indicative of high grade, high quality issues.
Transactions with Related Parties
In the ordinary course of business, we provide banking services to our joint venture and equity accounted investments on the same terms that we offer our customers. A select suite of customer loan and mortgage products is offered to employees at rates normally available only to preferred customers.
Preferred rate loan agreements were discussed in Note 26 of the audited consolidated financial statements on page 128 of the 2005 Annual Report. There were no amounts advanced under these preferred rate loan agreements in the quarter.
Off-Balance Sheet Arrangements
BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant off-balance sheet arrangements that we enter into are credit instruments, derivatives, and VIEs, which were described on page 61 of the 2005 Annual Report. There were no significant changes to these off-balance sheet arrangements during the three months ended January 31, 2006.
Accounting Policies and Critical Accounting Estimates
The notes to BMO’s October 31, 2005 audited consolidated financial statements outline our significant accounting policies. There were no changes to our significant accounting policies in the quarter.
Pages 63 to 65 of the 2005 Annual Report contain a discussion of certain accounting estimates that are considered particularly important, as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to refer to the Annual Report to review that discussion.

Future Accounting Changes
Financial Instruments, Hedges and Comprehensive Income
The Canadian Institute of Chartered Accountants (CICA) has issued new accounting rules on financial instruments, hedges and comprehensive income that will require us to account for all of our investment securities and hedging derivatives at fair value. When we adopt the new rules, on November 1, 2006, we will re-measure our securities and derivatives, as appropriate, and report a new section of shareholders’ equity called other comprehensive income. The impact of recording these assets and liabilities at fair value will be recognized in opening equity and results for prior periods will not be restated. We cannot determine the impact that these rules will have on our consolidated financial statements as this will be dependent on fair values at the time of adoption.
Earnings per Share
The CICA has issued new rules that will require BMO to include the potential conversion of certain of our preferred shares and capital trust securities to common shares in the calculation of diluted earnings per share. The effective date has not been finalized; however, we expect to adopt these new rules in the year ended October 31, 2006. Diluted earnings per share of prior periods will be restated upon adoption. Under the new standard, our diluted earnings per share for the years ended October 31, 2005, 2004 and 2003 would be reduced by approximately $0.07, $0.09 and $0.11, respectively.

REVIEW OF OPERATING GROUPS’ PERFORMANCE
The following sections review the financial results of each of our operating segments and operating groups for the first quarter of 2006, and outline some of their business achievements in the quarter.
Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure and its strategic priorities. All comparative figures are reclassified to reflect these transfers.
Note 10 to the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses. Corporate Support is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.
Operating Groups’ Summary Income Statements and Statistics for Q1-2006

				Corporate
				including
(Canadian $ in millions, except as noted)	P&C	PCG	IBG	T&S	Total BMO
Net interest income (teb)	911	138	207	(43)	1,213
Non-interest revenue	410	326	536	27	1,299

Total revenue (teb)	1,321	464	743	(16)	2,512
Provision for (recovery of) credit losses	86	1	20	(55)	52
Non-interest expense	778	322	411	34	1,545

Income before income taxes and non-controlling interest in subsidiaries	457	141	312	5	915
Income taxes (teb)	157	47	84	(22)	266
Non-controlling interest in subsidiaries	—	—	—	19	19

Net income Q1-2006	300	94	228	8	630

Net income Q4-2005	305	107	226	19	657

Net income Q1-2005	294	73	237	(2)	602

Other statistics

Net economic profit	143	64	105	(34)	278
Return on equity	19.4%	32.1%	19.7%	nm	18.5%
Cash return on equity	19.9%	32.6%	19.8%	nm	18.7%
Non-interest expense-to-revenue ratio (teb)	58.9%	69.4%	55.3%	nm	61.5%
Cash non-interest expense-to-revenue ratio (teb)	58.2%	69.1%	55.3%	nm	61.1%
Net interest margin (teb)	2.71%	8.53%	0.51%	nm	1.58%
Average common equity	6,003	1,148	4,480	1,751	13,382
Average assets ($ billions)	133.1	6.4	161.1	4.6	305.2
Full-time equivalent staff	18,924	4,112	2,152	8,739	33,927

nm — not meaningful

PERSONAL AND COMMERCIAL CLIENT GROUP (P&C)

		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2006	vs. Q1-2005			vs. Q4-2005
Net interest income (teb)	911	38	4%		(14)	(2%	)
Non-interest revenue	410	(2)	—		3	1%

Total revenue (teb)	1,321	36	3%		(11)	(1%	)
Provision for credit losses	86	12	16%		12	15%
Non-interest expense	778	16	2%		(37)	(5%	)

Income before income taxes and non-controlling interest in subsidiaries	457	8	2%		14	3%
Income taxes (teb)	157	2	1%		19	14%
Non-controlling interest in subsidiaries	—	—	—		—	—

Net income	300	6	2%		(5)	(1%	)

Amortization of intangible assets (after tax)	8	—	—		1	—

Cash net income	308	6	2%		(4)	(1%	)

Return on equity	19.4%		(2.6%	)		(3.4%	)
Cash return on equity	19.9%		(2.8%	)		(3.5%	)
Non-interest expense-to-revenue ratio (teb)	58.9%		(0.4%	)		(2.3%	)
Cash non-interest expense-to-revenue ratio (teb)	58.2%		(0.3%	)		(2.2%	)
Net interest margin (teb)	2.71%		(0.11%	)		(0.10%	)
Average assets	133,092	10,153	8%		2,373	2%

Financial Performance Review
Personal and Commercial Client Group represents the sum of our two retail and business banking operating segments, Personal and Commercial Client Group — Canada (P&C Canada) and Personal and Commercial Client Group — Chicagoland Banking (P&C Chicagoland Banking). These operating segments are reviewed separately in the sections that follow.
Personal and Commercial Client Group net income of $300 million for the first quarter of 2006 was up $6 million or 2.2% from the first quarter of 2005, driven by revenue growth in both Canada and the United States, partially offset by increases in the provision for credit losses and expenses. Relative to the fourth quarter of 2005, net income was down $5 million or 1.4%. Net income in Canada in the fourth quarter of 2005 was affected by certain items that largely offset, including a $40 million ($26 million after tax) reduction to credit card fees, other revenues from sundry asset sales and a low effective tax rate. The credit card fees reduction was due to further refinements made to the methodology used to determine the liability associated with our customer loyalty rewards program.
Personal and Commercial Client Group’s productivity ratio improved to 58.9%, from 59.3% in the first quarter of 2005 and from 61.2% in the fourth quarter. The cash productivity ratio improved 32 basis points from the first quarter a year ago to 58.2%.

P&C — Canada

		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2006	vs. Q1-2005			vs. Q4-2005
Net interest income (teb)	726	27	4%		(15)	(2%	)
Non-interest revenue	370	—	—		3	1%

Total revenue (teb)	1,096	27	3%		(12)	(1%	)
Provision for credit losses	78	11	16%		11	16%
Non-interest expense	618	12	2%		(34)	(5%	)

Income before income taxes and non-controlling interest in subsidiaries	400	4	1%		11	3%
Income taxes (teb)	134	1	1%		16	15%
Non-controlling interest in subsidiaries	—	—	—		—	—

Net income	266	3	1%		(5)	(2%	)

Amortization of intangible assets (after tax)	3	—	—		—	—

Cash net income	269	3	1%		(5)	(2%	)

Non-interest expense-to-revenue ratio (teb)	56.4%		(0.3%	)		(2.5%	)
Cash non-interest expense-to-revenue ratio (teb)	56.2%		(0.2%	)		(2.5%	)
Net interest margin (teb)	2.58%		(0.10%	)		(0.12%	)
Average assets	111,467	7,858	8%		2,448	2%

Financial Performance Review
P&C Canada’s net income of $266 million for the first quarter of 2006 was up $3 million or 1.2% from the first quarter of 2005. Revenue growth was partially offset by increases in the provision for credit losses and expenses. Relative to the fourth quarter of 2005, net income was down $5 million or 2.3% due to lower revenue and an increase in the provision for credit losses, partially offset by a decline in expenses. Net income in the fourth quarter of 2005 was affected by certain items that largely offset, including a $40 million ($26 million after tax) reduction to credit card fees, other revenues from sundry asset sales and a lower effective tax rate. The credit card fees reduction was due to further refinements made to the methodology used to determine the liability associated with our customer loyalty rewards program.
Revenue for the quarter rose $27 million or 2.5% from the same quarter a year ago to $1,096 million. There was strong volume growth in both personal and commercial products, higher cards revenue and increased sales of term investment products and mutual funds. There was a decline in net interest margin due to continued shifts in customer product preferences toward lower-spread products, increased competition and the interest rate environment. Rising interest rates caused narrower spreads on variable rate mortgage and loan products. In addition, the absolute low level of all interest rates contributed to the margin decline, mitigated by pricing actions in certain deposit categories. Non-interest revenue remained flat relative to the same quarter a year ago, as core business growth was offset by lower securitization revenue and a net mark-to-market loss on certain of our investment securities.
Revenue fell $12 million from the fourth quarter, as strong volume growth across most products was more than offset by the effect of lower net interest margin. The decline in net interest margin was due to continued shifts in customer product preferences toward lower-spread products, increased competition, particularly in personal mortgages, and the interest rate environment. The fourth quarter included the credit card fees adjustment and other revenues from sundry asset sales. The current quarter included a decline in revenue related to reduced transaction based revenues, which are typically lower in the first quarter of the year than in the fourth quarter, and reduced securitization revenue.
The provision for credit losses was $78 million, up $11 million from a year ago and the fourth quarter. The increase was due to higher lending volumes and better commercial credit information through an improved risk management framework resulting from the Basel initiative. BMO’s practice is to charge loss provisions to the client operating groups each year using an expected loss provision methodology based on each group’s share of expected credit losses over an economic cycle.

Non-interest expense of $618 million in the first quarter was up $12 million or 2.0% from a year ago. The increase was attributable to higher employee-related costs resulting from an expansion of both our retail and commercial sales forces as well as increased initiative expenditures. Initiatives planned for 2006 include further investments in our physical distribution network, including the replacement of our ABM network and enhancement of technology for front-line sales and service representatives to increase capacity and improve customer service.
Relative to the fourth quarter, non-interest expense declined $34 million or 5.4%. Two-thirds of the decline was equally attributable to lower performance-based compensation costs, the timing of marketing expenses and investments in our physical distribution network.
Business Developments and Achievements
P&C Canada’s priorities for fiscal 2006 are outlined on page 45 of BMO’s 2005 Annual Report. Notable business developments and achievements in the first quarter in support of our 2006 priorities are listed below.
•	P&C Canada achieved strong growth in loans and acceptances, which increased $9.6 billion or 9.3% from the first quarter of 2005 and $2.8 billion or 2.6% from the fourth quarter, after adding back the effects of securitizations. Personal and commercial deposits grew $2.1 billion or 4.9% from a year ago and $0.6 billion or 1.4% from the fourth quarter.

•	The most recently available data (September 2005) indicates that BMO continued to rank second in Canadian business banking market share for business loans $5 million and below. Business banking market share has remained relatively stable, with a marginal improvement of 2 basis points from the prior year to 18.52% and a 5 basis points decline from the previous quarter. Total commercial loans and acceptances increased by $1.5 billion or 5.6% from the first quarter of 2005 and total deposits grew by $1.2 billion or 7.1%. The Canadian Bankers Association (CBA) issues business banking market share statistics on a one-calendar quarter lag basis.

•	The most recently available data indicates that our total share of the Canadian banking industry’s personal market business was 13.12%, an increase of 8 basis points from the previous quarter and 7 basis points from a year ago. Strong growth in mortgages and mutual funds were the largest contributors to the increases. Personal market share statistics are issued by the CBA on a one-month lag basis.

•	BMO continues to improve its online banking service to better serve our customers. Online banking now provides our customers with updated available funds information (actual balance minus held funds plus overdraft protection). This allows them to see an accurate balance available for transactions such as bill payments, transfers and withdrawals. As well, our online banking service has added a “Push to Talk” button to our online loan application. This button on our lending site allows customers to connect to an agent directly via telephone (a call me back feature), helping customers complete their loan applications online.

P&C — Chicagoland Banking

		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2006	vs. Q1-2005			vs. Q4-2005
Net interest income (teb)	185	11	6%		1	1%
Non-interest revenue	40	(2)	(5%	)	—	—

Total revenue (teb)	225	9	4%		1	1%
Provision for credit losses	8	1	8%		1	6%
Non-interest expense	160	4	3%		(3)	(1%	)

Income before income taxes and non-controlling interest in subsidiaries	57	4	8%		3	7%
Income taxes (teb)	23	1	3%		3	8%
Non-controlling interest in subsidiaries	—	—	—		—	—

Net income	34	3	11%		—	—

Amortization of intangible assets (after tax)	5	—	—		1	1%

Cash net income	39	3	11%		1	5%

Non-interest expense-to-revenue ratio (teb)	71.1%		(1.0%	)		(1.6%	)
Cash non-interest expense-to-revenue ratio (teb)	67.8%		(0.9%	)		(1.5%	)
Net interest margin (teb)	3.40%		(0.18%	)		0.04%
Average assets	21,625	2,295	12%		(75)	—

P&C — Chicagoland Banking Select Financial Data (U.S. $ in millions)
Net interest income (teb)	160	16	11%		4	3%
Non-interest revenue	34	(1)	(3%	)	1	3%

Total revenue (teb)	194	15	9%		5	3%
Non-interest expense	138	9	7%		—	—
Net Income	29	4	16%		2	7%
Average assets	18,707	2,735	17%		272	1%

Financial Performance Review
P&C Chicagoland Banking’s net income of $34 million for the first quarter of 2006 was up $3 million or 11% from the first quarter of 2005, driven by revenue growth. Relative to the fourth quarter of 2005, net income was unchanged.
Revenue for the quarter rose $9 million or 4.1% from the same quarter a year ago to $225 million. The weaker U.S. dollar lowered revenue growth by $11 million, as revenue increased US$15 million or 8.8% on a U.S. dollar basis. The revenue increase was driven by consumer and commercial loan growth and the impact of acquisitions. Net interest margin decreased by 18 bps as assets, primarily consumer loans, grew faster than deposits. Other contributing factors were competitive pressures on loan pricing and the impact of lower investment rates earned on longer-term deposits, mitigated by pricing actions in certain deposit categories. Since asset balances comprise the denominator in the net interest margin calculation, and since P&C Chicagoland Banking’s loan growth has surpassed its deposit growth over time, its net interest margin has been negatively affected.
Revenue increased $1 million or 0.8% from the fourth quarter primarily due to organic loan growth and the acquisition of Villa Park Bank. The weaker U.S. dollar lowered revenue growth by $4 million. Net interest margin rose 4 basis points due to a decrease in non-earning assets and improved spread on deposits.
Non-interest expense of $160 million in the first quarter was up $4 million or 2.6% from a year ago. The increase was attributable to costs of acquired businesses and new branches. The weaker U.S. dollar lowered expense growth by $7 million.
Relative to the fourth quarter, non-interest expense declined $3 million or 1.5%. Increased costs associated with acquisitions and systems conversions were offset by the timing of initiative spending and lower building maintenance costs. We also began to realize the benefits of our charter consolidation which took place in 2005. The weaker U.S. dollar lowered expenses by $3 million.

Net income from U.S. operations included in Group results represented 11.4% of total Personal and Commercial Client Group net income in the first quarter of 2006, compared with 10.4% in the prior year and 10.6% in the fourth quarter. BMO’s corporate banking operations in the United States are concentrated among mid-market corporate clients, which BMO manages and reports in its Investment Banking Group operations because of the enhanced opportunities to cross-sell products. BMO’s North American peer group typically includes similar businesses in their personal and commercial banking units. The following table shows the effect of including this U.S.-based mid-market business in P&C Chicagoland Banking on a pro-forma basis. The table reflects the inclusion of $107 million of corporate mid-market revenue and $31 million of net income in U.S. results for the quarter.
If results of the U.S. mid-market banking unit were included in P&C Chicagoland Banking’s results, P&C Chicagoland Banking’s non-interest expense-to-revenue ratio for this quarter would be 62.3%, compared with 71.1% as currently reported. On a similarly adjusted basis, net income from U.S. operations would represent 19.8% of Personal and Commercial Client Group’s earnings for the quarter, compared with 11.4% as currently reported and revenue from U.S. operations would represent 23.2% of the Group’s revenue for the quarter, compared with 17.0% as currently reported.
P&C Chicagoland Banking adjusted to include U.S.-based mid-market business
		Increase/(Decrease)	Increase/(Decrease)
(Canadian $ millions, except as noted)	Q1-2006	vs. Q1-2005	vs. Q4-2005
Revenue (teb)	332	1	12
Net income	65	(5)	7
Non-interest expense-to-revenue ratio	62.3%	3.3%	(3.0%	)

Business Developments and Achievements
P&C Chicagoland Banking’s priorities for fiscal 2006 are outlined on page 47 of BMO’s 2005 Annual Report. Notable business developments and achievements in the first quarter in support of our 2006 priorities are listed below.
•	Loans increased $2.6 billion or 18.8% from a year ago. Consumer loans grew 17.6% in a highly competitive market, while small business loans grew 21.8%.

•	We opened two new branches and completed the acquisition of Villa Park Bank, which added another two locations. This increased our Harris community banking network to 199 locations in Chicago and Northwest Indiana. Our goal is to expand our network beyond the Chicago area and Northwest Indiana into the other Midwest states and double our network to 350 to 400 branches over the next 3 to 5 years.

•	Recent research shows that P&C Chicagoland Banking’s market share in the Small Business and Micro segments is virtually on par with the other two top banks and among the top three in the Commercial Mid-Market segment.

•	We rank second in Illinois in new car indirect loan originations and first in used car loan originations.

•	Our Net Promoter Score, a measure of the intensity of customer loyalty, increased to 35% and our Secure Customer Index remained at 42%.

PRIVATE CLIENT GROUP (PCG)

		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2006	vs. Q1-2005			vs. Q4-2005
Net interest income (teb)	138	(2)	(1%	)	(9)	(7%	)
Non-interest revenue	326	(16)	(5%	)	(99)	(23%	)

Total revenue (teb)	464	(18)	(4%	)	(108)	(19%	)
Provision for credit losses	1	—	—		—	—
Non-interest expense	322	(46)	(13%	)	(67% )	(17%	)

Income before income taxes	141	28	26%		(41)	(23%	)
Income taxes (teb)	47	7	21%		(28)	(38%	)

Net income	94	21	29%		(13)	(12%	)

Amortization of intangible assets (after tax)	1	(9)	(87%	)	(8)	(86%	)

Cash net income	95	12	15%		(21)	(18%	)

Return on equity	32.1%		14.1%			5.5%
Cash return on equity	32.6%		12.1%			3.8%
Non-interest expense-to-revenue ratio (teb)	69.4%		(7.1%	)		1.5%
Cash non-interest expense-to-revenue ratio (teb)	69.1%		(4.5%	)		3.3%
Net interest margin (teb)	8.53%		0.66%			0.04%
Average assets	6,428	(614)	(9%	)	(484)	(7%	)

PCG U.S. Business Select Financial Data (U.S. $ in millions)
Total revenue	63	(42)	(40%	)	(77)	(55%	)
Non-interest expense	59	(41)	(41%	)	(50)	(46%	)
Net Income	4	1	33%		(6)	(60%	)
Cash net income	5	(6)	(55%	)	(12)	(71%	)
Average assets	2,145	(717)	(25%	)	(457)	(18%	)

Financial Performance Review
Net income for the first quarter was $94 million, an increase of $21 million or 29% from a year ago. Higher earnings were achieved through increased operating revenue across all the Group’s lines of business. Results in the fourth quarter included a $49 million ($18 million after tax) gain on the sale of Harrisdirect and a $25 million ($16 million after tax) gain on the sale of TSX common shares. Relative to the fourth quarter, net income declined $13 million, but grew $21 million or 29% excluding the gains on asset sales.
Revenue of $464 million in the first quarter was $18 million lower than a year ago, but increased $38 million or 8.8% excluding the operating results of Harrisdirect. Strong growth was driven by increased managed asset levels in the mutual fund businesses and higher commission and fee-based revenue in our brokerage businesses. Higher deposit spreads and growth in margin loan balances also contributed to revenue growth. Relative to the fourth quarter of 2005, revenue declined $108 million, but increased $13 million or 2.6% excluding the $74 million of gains on asset sales and the operating revenue of Harrisdirect, due primarily to improved deposit spreads as well as increased revenue in the mutual fund businesses.
Non-interest expense declined $46 million, but increased $12 million or 3.7% excluding Harrisdirect. Higher expense levels were primarily attributable to increased revenue-based costs. Our productivity ratio improved 711 basis points and our cash productivity ratio improved 458 basis points from a year ago. Excluding Harrisdirect, the productivity ratio improved 338 basis points and the cash productivity ratio improved 334 basis points. Relative to the fourth quarter, expenses declined $67 million, but declined $7 million and 2.2% excluding Harrisdirect. Lower expense levels across all of the major business units reflect the ongoing focus on expense management.
With the sale of Harrisdirect in the fourth quarter of 2005, our U.S. operations are comprised of private banking, investment management and mutual funds. Excluding Harrisdirect, revenue increased 6.2% from the first quarter of the prior year on a U.S. dollar basis, due primarily to solid revenue growth in private banking, partially offset by lower revenue in the mutual fund businesses. Excluding Harrisdirect, net income from our U.S. operations was relatively unchanged from the prior year.

Business Developments and Achievements
The Group’s priorities for fiscal 2006 are outlined on page 50 of BMO’s 2005 Annual Report. Notable business developments and achievements in the first quarter in support of the Group’s 2006 objectives are listed below.
•	The Group’s $271 billion of assets under management and administration, including term deposits, declined $14 billion or 5% year-over-year. Excluding the effect of the weaker U.S. dollar and the sale of Harrisdirect, the Group’s assets under management and assets under administration both increased 15%. Term investment products were relatively unchanged.

•	Full-service investing assets grew 14% year-over-year to $88 billion.

•	For the third year in a row, Euromoney Magazine, one of Europe’s leading authorities on international banking, selected BMO Harris Private Bank as the best private bank in Canada. Harris Private Bank was rated 11th of 35 firms ranked in the United States. The survey identified companies that are recognized by competitors and industry participants as leaders in private banking services.

•	BMO Mutual Funds continued to outperform the mutual fund industry in quarterly net sales. Asset growth exceeded the average of the industry and other major Canadian banks. In the past three years, BMO Mutual Funds’ assets have grown by over 73%.

•	Term investment products launched its new family of BMO RateOptimizer GIC’s. This new suite of GIC products combines the two most important elements of GIC investing into one, interest rate maximization and protection from reinvestment risk.

INVESTMENT BANKING GROUP (IBG)

		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2006	vs. Q1-2005			vs. Q4-2005
Net interest income (teb)	207	(69)	(25%	)	21	12%
Non-interest revenue	536	104	24%		16	3%

Total revenue (teb)	743	35	5%		37	5%
Provision for credit losses	20	(5)	(19%	)	(4)	(18%	)
Non-interest expense	411	39	11%		39	10%

Income before income taxes	312	1	—		2	1%
Income taxes (teb)	84	10	13%		—	—

Net income	228	(9)	(4%	)	2	2%

Amortization of intangible assets (after tax)	1	1	nm		2	nm

Cash net income	229	(8)	(4%	)	4	2%

Return on equity	19.7%		(3.5%	)		(2.3%	)
Cash return on equity	19.8%		(3.5%	)		(2.2%	)
Non-interest expense-to-revenue ratio (teb)	55.3%		2.8%			2.5%
Cash non-interest expense-to-revenue ratio (teb)	55.3%		2.8%			2.6%
Net interest margin (teb)	0.51%		(0.17%	)		0.06%
Average assets	161,100	(41)	—		(2,020)	(1%	)

IBG U.S. Business Select Financial Data (U.S.$ in millions)
Revenue	307	35	13%		46	18%
Non-interest expense	166	60	57%		14	9%
Net income	79	(13)	(14%	)	27	52%
Average assets	43,454	8,395	24%		(1,088)	(2%	)

nm — not meaningful
Financial Performance Review
Net income of $228 million for the first quarter of 2006 decreased $9 million or 3.6% from the same quarter a year ago. Excluding the impact of the $32 million recovery of prior years’ income taxes in the first quarter a year ago, net income increased $23 million or 11%. Higher revenues, a reduced provision for credit losses and lower income taxes were partially offset by increased expenses. Relative to the fourth quarter, net income increased $2 million or 1.6%. The fourth quarter benefited from a $25 million gain on sale of TSX common shares.
Revenue for the first quarter of $743 million rose $35 million or 5.0% from a year ago. Excluding the impact of the weaker U.S. dollar, revenue increased 7.5%. Commodity derivatives trading revenues were up sharply due to favourable trading conditions and increased client activities associated with higher volatility in energy costs. Interest rate trading revenues were also appreciably higher, while merger and acquisition revenue rose significantly and corporate loan volumes grew. Debt and equity underwriting revenue declined and there were reduced spreads on corporate loans in the competitive environment and compressed spreads in interest-rate-sensitive businesses. Investment securities gains were $16 million lower than a year ago, which benefited from the Group’s $30 million share of the impact of adopting the change in accounting for merchant banking investments in the first quarter of 2005.
Net interest income includes interest earned on trading assets and the associated costs of funding those assets. The difference between these two amounts represents our trading net interest income. Since many of our trading assets are non-interest bearing, trading net interest income was only marginally positive this quarter and was slightly negative in the fourth quarter, contributing to a reduction in net interest margin in Investment Banking Group. Most of the revenue related to these trading assets consisted of mark-to-market gains both in this quarter and in the fourth quarter. These gains are included in non-interest trading revenues and the increases in non-interest trading revenues more than offset the reductions in trading net interest income in the current quarter and fourth quarter. Total trading revenues were very strong in both periods.

Net interest income declined from a year ago due to lower trading net interest income, the continuing effect of compressed spreads in interest-rate-sensitive businesses, the run-off of non-core assets and reduced spreads on corporate loans in the competitive environment. These factors also contributed to the decline in net interest margin. The inclusion of $21 billion of VIE assets in IBG’s balance sheet in the first quarter of 2005 lowered IBG’s net interest margin by 9 basis points in that quarter. As such, excluding the impact of VIE assets, the Group’s net interest margin was 26 basis points lower than in 2005.
Revenue increased $37 million or 5.3% from the fourth quarter. Interest rate, equity and commodity derivatives trading revenue was significantly higher due to favourable trading conditions and increased client activity in the commodities markets. Merger and acquisition fees improved modestly but there were small declines in debt underwriting and commission revenues. Net investment securities gains were $38 million lower as the comparable period included a $25 million gain on the sale of TSX common shares. The weaker U.S. dollar lowered revenue growth by $7 million.
Non-interest expense of $411 million in the first quarter increased $39 million or 11% from a year ago, and $39 million or 10% relative to the fourth quarter, largely due to higher performance-based costs. Stronger revenues in 2006 were concentrated in businesses with significantly higher variable costs. The weaker U.S. dollar lowered expense growth by $7 million relative to the first quarter of 2005 and by $3 million relative to the fourth quarter.
The Group’s productivity ratio for the quarter deteriorated by 278 basis points from a year ago and 254 basis points from the fourth quarter to 55.3%.
Net income from U.S. operations of US$79 million was US$13 million lower than in the prior year, as higher expenses were only partially offset by higher trading revenues. Net income from U.S. operations was US$27 million higher than in the fourth quarter of 2005, as trading revenues increased more than expenses. Net income from U.S. operations represented 40% of Group net income this quarter, compared with 47% a year ago and 27% in the fourth quarter of 2005.
Our U.S. investment banking operations are primarily directed at mid-market corporations having revenues that range from US$50 million to US$1 billion. In the quarter, the revenue from our mid-market portfolio represented 14% of total Group revenue and 30% of our U.S. revenue. Often such activities are included in personal and commercial banking units by our North American peers. Pro-forma results reflecting our U.S.-based mid-market business as part of P&C Chicagoland Banking’s business are included in that operating segment’s section of the MD&A.
Business Developments and Achievements
The Group’s priorities for fiscal 2006 are outlined on page 54 of BMO’s 2005 Annual Report. Notable business developments and achievements in the first quarter in support of the Group’s 2006 priorities are listed below.
•	During the quarter, BMO Nesbitt Burns participated in 89 Canadian corporate debt and equity transactions that raised $15 billion.

•	Significant new issues in the quarter included a $235 million IPO for Jazz Air Canada Income Fund, a $220 million issue of trust units of Crescent Point Energy Trust and a $156 million IPO for Miranda Technologies.

•	M&A transactions of note that were announced in the quarter included Harvest Energy Trust’s acquisition of Viking Energy Royalty Trust for US$1,567 million, Hudson’s Bay Company’s sale to Maple Leaf Heritage Investments for US$1,175 million, and BCE Inc.’s sale of Bell Globemedia Inc. to the Ontario Teachers Pension Fund, Torstar and Woodbridge Co. Ltd. for $591 million.

•	In December, Harris Nesbitt served as sole underwriter for $60 million of senior secured credit facilities supporting the recapitalization of Made2Manage Systems, Inc. by Thoma Cressey Equity Partners and

Battery Ventures. The facilities provided the debt financing behind the recapitalization as well as a $20 million acquisition line of credit.
•	Financially, this quarter was the U.S. Securitization Group’s second best ever, following its best ever revenue generation in the fourth quarter of 2005. The group closed 17 conduit transactions during the quarter (adding six new clients), one balance sheet loan and seven term transactions, including one lead role and six co-manager participations.
CORPORATE SUPPORT, INCLUDING TECHNOLOGY AND SOLUTIONS

		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q1-2006	vs. Q1-2005			vs. Q4-2005
Net interest income (teb)	(43)	20	31%		(9)	(24%	)
Non-interest revenue	27	—	—		(47)	(63%	)

Total Revenue (teb)	(16)	20	54%		(56)	(+100%	)
Provision for (recovery of) credit losses	(55)	2	5%		(13)	(27%	)
Non-interest expense	34	3	9%		(26)	(41%	)

Income before taxes and non-controlling interest in subsidiaries	5	15	+100%		(17)	(82%	)
Income taxes (teb)	(22)	—	—		(9)	(65%	)
Non-controlling interest in subsidiaries	19	5	35%		3	21%

Net income (loss)	8	10	+100%		(11)	(63%	)

Corporate Support U.S. Business Select Financial Data (U.S. $ in millions)
Revenue	(26)	(2)	(8%	)	(20)	(+100%	)
Provision for credit losses	(18)	5	22%		(1)	(6%	)
Non-interest expense	2	(7)	(78%	)	(10)	(83%	)
Income taxes	(12)	11	48%		(9)	(+100%	)
Net income (loss)	(3)	(11)	(+100)		—	—
Average assets	4,489	(490)	(10%	)	(738)	(14%	)

Corporate Support
Corporate Support includes the corporate units that provide expertise and governance support to BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.
Technology and Solutions
Technology and Solutions (T&S) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. The Group focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.
Financial Performance Review
Technology and Solutions’ operating results are included with Corporate Support for reporting purposes. Costs of its services are transferred to the client groups (P&C, PCG and IBG) and only relatively minor variance amounts are retained within Technology and Solutions. As such, results in this section largely reflect Corporate Support activities.
Net income for the quarter was $8 million, compared with a net loss of $2 million in the first quarter a year ago, due to higher net interest revenues.

Net income declined $11 million from the fourth quarter of 2005. Results in the fourth quarter benefited from the $29 million ($19 million after tax) gain on the sale of our Calgary office tower. Non-interest expense in the current quarter declined, primarily due to lower performance-based compensation costs.
Corporate Support is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP.
Business Developments and Achievements
T&S focuses on improving profitability by applying the most efficient and effective technology and processes for BMO. The following notable business development was supported by T&S in the first quarter of 2006.
•	Construction of the Barrie Computer Centre continues on track for occupancy in the summer of 2006. Two permanent electrical feeds have been activated to provide reliable and stable power. This state-of-the-art data centre and office building facility will enhance BMO Financial Group’s highly efficient processing infrastructure, providing the activation of dual independent utility services, technological advancements and geographical separation of employees.

BANK OF MONTREAL
FINANCIAL HIGHLIGHTS

	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,	Change from
(Unaudited) (Canadian $ in millions, except as noted)	2006	2005	2005	2005	2005	January 31, 2005
Income Statement Highlights
Total revenue	$2,481	$2,620	$2,411	$2,397	$2,411	2.9%
Total revenue (teb) (a)	2,512	2,650	2,441	2,428	2,439	3.0
Provision for credit losses	52	57	73	6	43	21
Non-interest expense	1,545	1,636	1,579	1,579	1,533	0.8
Net income	630	657	541	600	602	4.7

Common Share Data ($)
Diluted earnings per share	$1.22	$1.27	$1.05	$1.16	$1.16	$0.06
Diluted cash earnings per share (a)	1.24	1.31	1.08	1.21	1.19	0.05
Dividends declared per share	0.49	0.49	0.46	0.46	0.44	0.05
Book value per share	27.04	26.53	26.00	25.60	24.93	2.11
Closing share price	68.30	57.81	61.10	56.65	55.28	13.02
Total market value of common shares ($ billions)	34.3	28.9	30.6	28.2	27.7	6.6

	As at
	January 31,	October 31,	July 31,	April 30,	January 31,	Change from
	2006	2005	2005	2005	2005	January 31, 2005
Balance Sheet Highlights
Assets	$305,765	$297,532	$290,389	$292,356	$294,094	4.0%
Net loans and acceptances	178,582	174,337	171,618	172,641	160,825	11.0
Deposits	193,259	193,793	188,750	191,045	182,332	6.0
Common shareholders’ equity	13,591	13,270	13,001	12,764	12,482	8.9

	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,
	2006	2005	2005	2005	2005
Primary Financial Measures (%) (b)
Average annual five year total shareholder return	14.2	13.8	17.4	19.6	21.8
Diluted earnings per share growth	5.2	19.8	(15.3)	3.6	16.0
Diluted cash earnings per share growth (a)	4.2	19.1	(15.0)	3.4	15.5
Return on equity	18.5	19.8	16.5	19.5	19.4
Cash return on equity (a)	18.7	20.3	17.1	20.2	20.0
Net economic profit (NEP) growth (a)	(4.2)	31.8	(37.4)	(2.1)	22.0
Revenue growth	2.9	16.5	2.1	(0.4)	3.4
Revenue growth (teb) (a)	3.0	16.3	2.0	(0.7)	2.9
Non-interest expense-to-revenue ratio	62.3	62.4	65.5	65.9	63.6
Non-interest expense-to-revenue ratio (teb) (a)	61.5	61.7	64.7	65.0	62.9
Cash non-interest expense-to-revenue ratio (teb) (a)	61.1	60.9	63.8	64.0	61.9
Provision for credit losses-to-average loans and acceptances (annualized)	0.12	0.13	0.17	0.01	0.11
Gross impaired loans and acceptances-to-equity and allowance for credit losses	4.47	4.91	5.92	6.77	7.10
Cash and securities-to-total assets ratio	26.7	26.2	26.8	27.6	25.0
Tier 1 capital ratio	10.38	10.25	9.39	9.38	9.72
Credit rating
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3

Other Financial Ratios (% except as noted) (b)
Twelve month total shareholder return	27.5	3.7	13.8	12.6	(1.5)
Dividend yield	2.87	3.39	3.01	3.25	3.18
Price-to-earnings ratio (times)	14.5	12.5	13.8	12.3	12.1
Market-to-book value (times)	2.53	2.18	2.35	2.21	2.22
Net economic profit ($ millions) (a)	278	321	212	296	291
Return on average assets	0.82	0.85	0.72	0.79	0.81
Net interest margin	1.54	1.54	1.61	1.56	1.61
Net interest margin (teb) (a)	1.58	1.58	1.65	1.60	1.64
Non-interest revenue-to-total revenue	52.3	54.4	49.6	50.7	50.3
Non-interest revenue-to-total revenue (teb) (a)	51.7	53.8	49.0	50.1	49.7
Non-interest expense growth	0.8	9.6	2.6	0.9	(1.8)
Total capital ratio	11.84	11.76	11.08	11.30	11.50
Tier 1 capital ratio — U.S. basis	10.08	9.96	8.99	8.93	9.28
Equity-to-assets ratio	4.6	4.7	4.7	4.6	4.4

All ratios in this report are based on unrounded numbers.
(a)	Refer to the “GAAP and Related Non-GAAP Measures used in the MD&A” section of the “ Financial Performance Review” included in the Management’s Discussion and Analysis for an explanation of cash results, reporting on a taxable equivalent basis (teb) and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.
(b)	For the period ended, or as at, as appropriate.
Financial Highlights

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF INCOME

	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,
(Unaudited) (Canadian $ in millions, except as noted)	2006	2005	2005	2005	2005
Interest, Dividend and Fee Income
Loans	$2,242	$2,098	$1,989	$1,843	$1,798
Securities	509	457	484	461	428
Deposits with banks	167	164	170	160	112

	2,918	2,719	2,643	2,464	2,338

Interest Expense
Deposits	1,213	1,074	961	875	793
Subordinated debt	42	47	56	52	47
Preferred shares and capital trust securities	25	25	21	26	25
Other liabilities	456	379	391	330	275

	1,736	1,525	1,429	1,283	1,140

Net Interest Income	1,182	1,194	1,214	1,181	1,198
Provision for credit losses (Note 3)	52	57	73	6	43

Net Interest Income After Provision for Credit Losses	1,130	1,137	1,141	1,175	1,155

Non-Interest Revenue
Securities commissions and fees	252	272	255	299	266
Deposit and payment service charges	180	187	188	180	179
Trading revenues	221	169	83	60	101
Lending fees	78	76	89	73	75
Card fees	91	60	98	88	88
Investment management and custodial fees	76	77	79	74	75
Mutual fund revenues	115	116	113	106	102
Securitization revenues	20	34	26	33	20
Underwriting and advisory fees	98	101	92	77	87
Investment securities gains	18	79	37	12	37
Foreign exchange, other than trading	43	48	42	45	45
Insurance income	46	38	44	39	41
Other	61	169	51	130	97

	1,299	1,426	1,197	1,216	1,213

Net Interest Income and Non-Interest Revenue	2,429	2,563	2,338	2,391	2,368

Non-Interest Expense
Employee compensation (Note 6)	965	962	933	925	926
Premises and equipment	288	334	315	312	303
Amortization of intangible assets	11	22	24	24	24
Travel and business development	50	69	68	60	50
Communications	25	33	29	32	28
Business and capital taxes	27	28	29	26	24
Professional fees	58	65	58	59	61
Other	121	123	123	141	117

Total Non-Interest Expense	1,545	1,636	1,579	1,579	1,533

Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	884	927	759	812	835
Income taxes	235	254	204	198	219

	649	673	555	614	616
Non-controlling interest in subsidiaries	19	16	14	14	14

Net Income	$630	$657	$541	$600	$602

Preferred share dividends	$8	$8	$6	$8	$8
Net income available to common shareholders	$622	$649	$535	$592	$594
Average common shares (in thousands)	501,374	500,383	499,152	499,415	501,268
Average diluted common shares (in thousands)	511,600	510,378	509,384	510,237	512,941

Earnings Per Share (Canadian $)
Basic	$1.24	$1.30	$1.07	$1.19	$1.18
Diluted	1.22	1.27	1.05	1.16	1.16
Dividends Declared Per Common Share	0.49	0.49	0.46	0.46	0.44

The accompanying notes to consolidated financial statements are an integral part of these statements.
Financial Statement — Page 1

BANK OF MONTREAL
CONSOLIDATED BALANCE SHEET

	As at
	January 31,	October 31,	July 31,	April 30,	January 31,
(Unaudited) (Canadian $ in millions)	2006	2005	2005	2005	2005
Assets

Cash Resources	$19,933	$20,721	$20,402	$21,141	$20,292

Securities
Investment	12,032	12,936	14,175	15,698	15,174
Trading	49,644	44,309	43,146	43,717	38,009
Loan substitutes	11	11	11	11	11

	61,687	57,256	57,332	59,426	53,194

Loans
Residential mortgages	62,652	60,871	59,737	57,703	57,038
Consumer instalment and other personal	28,206	27,929	27,241	26,714	25,728
Credit cards	4,709	4,648	4,717	4,557	4,525
Businesses and governments	48,289	47,803	48,181	47,716	45,886
Securities borrowed or purchased under resale agreements	29,853	28,280	27,259	31,357	24,487

	173,709	169,531	167,135	168,047	157,664
Customers’ liability under acceptances	5,988	5,934	5,683	5,814	4,475
Allowance for credit losses (Note 3)	(1,115)	(1,128)	(1,200)	(1,220)	(1,314)

	178,582	174,337	171,618	172,641	160,825

Other Assets
Derivative financial instruments	30,664	31,517	26,174	23,031	22,778
Premises and equipment	1,818	1,847	1,863	1,875	2,012
Goodwill	1,109	1,091	1,604	1,632	1,602
Intangible assets	186	196	426	462	486
Other (Note 2)	11,786	10,567	10,970	12,148	32,905

	45,563	45,218	41,037	39,148	59,783

Total Assets	$305,765	$297,532	$290,389	$292,356	$294,094

Liabilities and Shareholders’ Equity

Deposits
Banks	$25,940	$25,473	$25,265	$23,536	$24,488
Businesses and governments	90,783	92,437	87,462	89,698	81,306
Individuals	76,536	75,883	76,023	77,811	76,538

	193,259	193,793	188,750	191,045	182,332

Other Liabilities
Derivative financial instruments	28,810	28,868	24,972	21,862	21,913
Acceptances	5,988	5,934	5,683	5,814	4,475
Securities sold but not yet purchased	14,161	16,142	14,703	13,674	11,783
Securities lent or sold under repurchase agreements	31,005	22,657	26,159	28,694	23,425
Other (Note 2)	14,299	12,203	11,826	12,887	32,579

	94,263	85,804	83,343	82,931	94,175

Subordinated Debt (Note 7)	2,456	2,469	3,099	3,420	2,909

Preferred Share Liability (Note 8)	450	450	450	450	450

Capital Trust Securities	1,150	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 8)	4,716	4,618	4,585	4,512	4,492
Contributed surplus	23	20	18	15	12
Net unrealized foreign exchange loss	(740)	(612)	(483)	(380)	(432)
Retained earnings	10,188	9,840	9,477	9,213	9,006

	14,187	13,866	13,597	13,360	13,078

Total Liabilities and Shareholders’ Equity	$305,765	$297,532	$290,389	$292,356	$294,094

The accompanying notes to consolidated financial statements are an integral part of these statements.

Financial Statements — Page 2

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended
(Unaudited) (Canadian $ in millions)	January 31, 2006	January 31, 2005
Preferred Shares
Balance at beginning of period	$596	$1,046
Impact of adopting new accounting requirements for liabilities and equity	—	(450)

Balance at beginning of period (as restated)	596	596

Balance at End of Period	596	596

Common Shares
Balance at beginning of period	4,022	3,857
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	19	18
Issued under the Stock Option Plan	83	35
Issued on the exchange of shares of a subsidiary corporation	—	2
Repurchased for cancellation (Note 8)	(4)	(16)

Balance at End of Period	4,120	3,896

Contributed Surplus
Balance at beginning of period	20	10
Stock option expense	3	2

Balance at End of Period	23	12

Net Unrealized Foreign Exchange Gain (Loss)
Balance at beginning of period	(612)	(497)
Unrealized gain (loss) on translation of net investments in foreign operations	(347)	180
Hedging gain (loss)	335	(176)
Income taxes	(116)	61

Balance at End of Period	(740)	(432)

Retained Earnings
Balance at beginning of period	9,840	8,773
Cumulative impact of adopting new accounting requirements for Variable Interest Entities, net of applicable income taxes (Note 2)	—	(42)

	9,840	8,731
Net income	630	602
Dividends — Preferred shares	(8)	(8)
— Common shares	(246)	(220)
Common shares repurchased for cancellation (Note 8)	(28)	(99)

Balance at End of Period	10,188	9,006

Total Shareholders’ Equity	$14,187	$13,078

The accompanying notes to consolidated financial statements are an integral part of these statements.

Financial Statements — Page 3

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended
(Unaudited) (Canadian $ in millions)	January 31, 2006	January 31, 2005
Cash Flows from Operating Activities
Net income	$630	$602
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of investment securities	8	7
Net gain on investment securities	(26)	(44)
Net (increase) in trading securities	(5,992)	(2,273)
Provision for credit losses	52	43
Gain on sale of securitized loans (Note 4)	(14)	(19)
Change in derivative financial instruments
Decrease in derivative asset	971	2,656
(Decrease) in derivative liability	(142)	(2,096)
Amortization of premises and equipment	88	95
Amortization of intangible assets	11	24
Future income tax expense	42	51
Net decrease in current income taxes	(98)	(279)
Change in accrued interest
(Increase) in interest receivable	(6)	(38)
Decrease in interest payable	(84)	(5)
Changes in other items and accruals, net	657	(1,773)

Net Cash Used in Operating Activities	(3,903)	(3,049)

Cash Flows from Financing Activities
Net increase in deposits	2,001	4,887
Net increase (decrease) in securities sold but not yet purchased	(1,951)	1,312
Net increase in securities lent or sold under repurchase agreements	8,868	1,799
Net increase (decrease) in liabilities of subsidiaries	328	(237)
Proceeds from issuance of subordinated debt	—	500
Proceeds from issuance of common shares	102	53
Common shares repurchased for cancellation (Note 8)	(32)	(115)
Dividends paid	(254)	(228)

Net Cash Provided by Financing Activities	9,062	7,971

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	922	(1,374)
Purchases of investment securities	(2,172)	(4,311)
Maturities of investment securities	1,897	2,118
Proceeds from sales of investment securities	862	2,468
Net increase in loans, customers’ liability under acceptances and loan substitute securities	(4,264)	(2,208)
Proceeds from securitization of loans (Note 4)	496	743
Net increase in securities borrowed or purchased under resale agreements	(2,010)	(1,629)
Premises and equipment — net purchases	(76)	(49)
Acquisitions (Note 5)	(75)	(194)

Net Cash Used in Investing Activities	(4,420)	(4,436)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(94)	83

Net Increase in Cash and Cash Equivalents	645	569
Cash and Cash Equivalents at Beginning of Period	2,412	2,606

Cash and Cash Equivalents at End of Period	$3,057	$3,175

The accompanying notes to consolidated financial statements are an integral part of these statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Financial Statements — Page 4

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2006
(Unaudited)

1.	Basis of Presentation

These consolidated financial statements should be read in conjunction with the notes to our consolidated financial statements for the year ended October 31, 2005 as set out on pages 96 to 133 of our 2005 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2005.

2.	Changes in Accounting Policy

Variable Interest Entities
On November 1, 2004, we adopted the Canadian Institute of Chartered Accountant’s (“CICA”) new accounting requirements on the consolidation of variable interest entities (“VIEs”). As a result, we consolidated our customer securitization vehicles as of November 1, 2004. The impact on our Consolidated Balance Sheet on November 1, 2004, was an increase in other assets of $21,160 million, a decrease in derivative financial instrument assets of $67 million, an increase in other liabilities of $21,150 million, a decrease in derivative financial instrument liabilities of $15 million and a decrease in opening retained earnings of $42 million.

The impact on opening retained earnings arose because interest rate swaps held by our VIEs to hedge their exposure to interest rate risk did not qualify for hedge accounting prior to consolidation. Since the new rules required us to reflect the results of the consolidated VIEs as if they had always been consolidated, without restatement of prior periods, the amount of mark to market losses prior to November 1, 2004 was recognized through our opening retained earnings. These derivatives qualified for hedge accounting while the VIEs were consolidated.

On April 29, 2005, we completed the restructuring of our customer securitization VIEs and as a result they no longer met the criteria for consolidation. The impact on the Consolidated Statement of Income of deconsolidating these entities on April 29, 2005, was an increase in non-interest revenue, other, of $44 million, an increase in income taxes of $7 million and an increase in net income of $37 million, representing the reversal of the unamortized mark to market losses on swaps that had been charged against retained earnings.

Our involvement with these and other VIEs is summarized in Note 8 to our consolidated financial statements for the year ended October 31, 2005, as set out on pages 105 and 106 of our 2005 Annual Report.

3.	Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at January 31, 2006 and January 31, 2005 there was no allowance for credit losses related to other credit instruments included in other liabilities.

A continuity of our allowance for credit losses is as follows:

	For the three months ended
	Specific allowance		General allowance		Total
	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,
(Canadian $ in millions)	2006	2005	2006	2005	2006	2005

Balance at beginning of period	$169	$298	$959	$1,010	$1,128	$1,308
Provision for credit losses	52	43	—	—	52	43
Recoveries	20	16	—	—	20	16
Write-offs	(71)	(72)	—	—	(71)	(72)
Foreign exchange and other	—	12	(14)	7	(14)	19

Balance at end of period	$170	$297	$945	$1,017	$1,115	$1,314

Financial Statements — Page 5

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2006
(Unaudited)

4.	Securitization

During the quarter ended January 31, 2006, we securitized residential mortgages totalling $500 million for total cash proceeds of $496 million. The key weighted average assumptions used to value the deferred purchase price for these securitizations was an average term of 4.9 years, a prepayment rate of 14.20%, an interest rate of 4.99% and a discount rate of 3.70%. There were no expected credit losses as the mortgages are guaranteed by third parties. We retained responsibility for servicing these mortgages. We recorded $1 million of gains in non-interest revenue, securitization revenues, $14 million of deferred purchase price in other assets and $3 million of servicing liability in other liabilities related to the securitization of those loans.

In addition, gains on sales of loans sold to all revolving securitization vehicles were $13 million, for the quarter ended January 31, 2006.

5.	Acquisition

Villa Park Trust and Savings Bank
On December 1, 2005, we completed the acquisition of Chicago-based Villa Park Trust and Savings Bank (“Villa Park”), a community bank, for total cash consideration of $75 million. The results of Villa Park’s operations have been included in our consolidated financial statements since that date. The acquisition of Villa Park provides us with the opportunity to expand our banking services in the Chicago, Illinois market. As part of this acquisition, we acquired a core deposit intangible asset, which will be amortized on an accelerated basis over 10 years. Goodwill related to this acquisition is not deductible for tax purposes. Villa Park is part of our Personal and Commercial Client Group — Chicagoland Banking reporting segment.

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)	Villa Park

Cash resources	$16
Securities	56
Loans	247
Premises and equipment	4
Goodwill	43
Core deposit intangible asset	7
Other assets	2

Total assets	375

Deposits	296
Other liabilities	4

Total liabilities	300

Purchase price	$75

The purchase price allocation is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

During the quarter ended January 31, 2005, we acquired Mercantile Bancorp, Inc., a community bank, for total cash consideration of $194 million.

6.	Employee Compensation

Stock Options
During the quarter ended January 31, 2006, we granted a total of 1,367,700 stock options. The weighted-average fair value of these options was $10.17 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions:

For stock options granted during the three months ended January 31, 2006

Expected dividend yield	3.1%
Expected share price volatility	20.2%
Risk-free rate of return	4.0%
Expected period until exercise	7.2 years

Financial Statements — Page 6

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2006
(Unaudited)

6.	Employee Compensation (continued)
     Pension and Other Employee Future Benefit Expenses
     We recorded pension and other employee future benefit expenses as follows:

	Pension benefit plans		Other employee future benefit plans
	For the three months ended		For the three months ended
(Canadian $ in millions)	January 31, 2006	January 31, 2005	January 31, 2006	January 31, 2005

Benefits earned by employees	$34	$31	$5	$4
Interest cost on accrued benefit liability	52	51	11	11
Actuarial loss recognized in expense	21	16	4	3
Amortization of plan amendment costs	1	1	(2)	(1)
Expected return on plan assets	(62)	(57)	(1)	(1)

Benefits expense	46	42	17	16
Canada and Quebec pension plan expense	13	12	—	—
Defined contribution expense	3	3	—	—

Total pension and other employee future benefit expenses	$62	$57	$17	$16

7.	Subordinated Debt

On February 2, 2006, we announced our intention to redeem all of our 7.40% Debentures, Series 19, due 2011, on March 14, 2006, totalling $125 million. The debentures will be redeemed at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.

8.	Share Capital

During the quarter ended January 31, 2006, we repurchased 538,200 common shares at an average cost of $60.33 per share, totalling $32 million. During the quarter ended January 31, 2005, we repurchased 2,046,500 common shares at an average cost of $56.16 per share, totalling $115 million. There have been 1,354,500 common shares repurchased under the existing normal course issuer bid that expires on September 5, 2006 and pursuant to which we are permitted to repurchase up to 15,000,000 common shares.

Share Capital Outstanding (a)	January 31, 2006
		Principal
(Canadian $ in millions, except as noted)	Number	Amount	Convertible into...

Preferred Shares — classified as liabilities
Class B – Series 4	8,000,000	$200	common shares (b)
Class B – Series 6	10,000,000	250	common shares (b)

Preferred Shares — classified as liabilities		450

Preferred Shares — classified as equity
Class B – Series 5	8,000,000	200	—
Class B – Series 10 (c)	12,000,000	396	common shares (b)

Preferred Shares — classified as equity		596
Common Shares	502,676,228	4,120	—

Total outstanding share capital — classified as equity		$4,716

Stock options issued under stock option plan		n/a	25,622,756 common shares

(a)	For additional information refer to Notes 20 and 21 to our consolidated financial statements for the year ended October 31, 2005 on pages 118 to 120 of our 2005 Annual Report.

(b)	The number of shares issuable on conversion is not determinable until the date of conversion.

(c)	Face value is US$300 million.

n/a – not applicable
Financial Statements — Page 7

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2006
(Unaudited)

9.	United States Generally Accepted Accounting Principles

Reporting under United States GAAP would have resulted in the following:

	For the three months ended
(Canadian $ in millions, except earnings per share figures)	January 31, 2006	January 31, 2005

Net Income — Canadian GAAP	$630	$602
United States GAAP adjustments	(61)	(52)

Net Income — United States GAAP	$569	$550

Earnings Per Share
Basic — Canadian GAAP	$1.24	$1.18
Basic — United States GAAP	1.12	1.08
Diluted — Canadian GAAP	1.22	1.16
Diluted — United States GAAP	1.10	1.06

During the quarter ended January 31, 2006, we adopted the new United States accounting standard on stock-based compensation. Under United States GAAP, stock-based compensation granted to employees eligible to retire should be expensed at the time of grant. The impact of adopting this standard was to increase non-interest expense by $42 million ($29 million after tax) in the quarter ended January 31, 2006. Under Canadian GAAP, stock-based compensation is expensed over the vesting period.
10.	Operating and Geographic Segmentation

Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine operating groups based on our management structure and therefore our groups and results attributed to our groups may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio.

Beginning in the quarter ended January 31, 2006, we have amended our segment information to include both Personal and Commercial Client Group — Canada and Personal and Commercial Client Group — Chicagoland Banking as reporting segments. Prior period information has been restated to reflect this new reporting basis.

Personal and Commercial Client Group
Personal and Commercial Client Group is comprised of two operating segments — Personal and Commercial Client Group — Canada and Personal and Commercial Client Group — Chicagoland Banking.

Personal and Commercial Client Group — Canada
Personal and Commercial Client Group — Canada (“P&C Canada”) offers a full range of products and services to personal and business clients in Canada through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.

Personal and Commercial Client Group — Chicagoland Banking
Personal and Commercial Client Group — Chicagoland Banking (“P&C Chicagoland Banking”) offers a full range of products and services to personal and business clients in the United States, primarily in the Chicago area and Northwest Indiana, through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.

Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating primarily in Canada and the United States, PCG serves a full range of North American client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. PCG offers its clients a broad range of wealth management products and services, including full-service and direct investing, private banking and investment products, providing the tools they need to accumulate, protect and grow their financial assets.
Financial Statements — Page 8

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2006
(Unaudited)

10.	Operating and Geographic Segmentation (continued)

Investment Banking Group
Investment Banking Group (“IBG”) combines all of our businesses serving corporate, institutional and government clients. In Canada, its client base comprises large corporations and institutions across a broad range of industry sectors. In the United States, it serves middle-market and institutional clients in selected sectors. IBG also serves institutional and government clients in the United Kingdom, Europe and Asia. It offers clients complete financial solutions across the entire balance sheet, including public and private debt and equity underwriting, cash management, corporate lending, securitization, foreign exchange and trade finance. The group also offers financial advisory services in mergers and acquisitions and restructurings, while providing investing clients with research, sales and trading services.

Corporate Support
Corporate Support includes Technology and Solutions (“T&S”) and the Corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results for Corporate Support include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.

T&S manages, maintains and provides governance over information technology, real estate, operations services and sourcing for the Bank. The unit focuses on enterprise-wide priorities that improve quality and efficiency.

Operating results for T&S are included with Corporate Support for reporting purposes. However, costs of T&S services are transferred to P&C, PCG, and IBG and only minor amounts are retained in T&S’s results. As such, results for Corporate Support largely reflect operating results of Corporate units.

Corporate Support also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.

Basis of Presentation
The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these groups are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Notes 1 and 2. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.

Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”). This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate.

Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.

Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Support.

Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Support.

Geographic Information
We operate primarily in Canada and the United States but also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other Countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

Prior periods have been restated to give effect to the current period’s organization structure and presentation changes.
Financial Statements — Page 9

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2006
(Unaudited)

10.	Operating and Geographic Segmentation (continued)

Our results and average assets, allocated by operating segment and geographic region, are as follows:

(Canadian $ in millions)
		P&C
For the three months ended	P&C	Chicagoland			Corporate	Total	Teb	Total
January 31, 2006	Canada	Banking	PCG	IBG	Support (1)	(teb basis) (2)	adjustments	(GAAP basis)

Net interest income	$726	$185	$138	$207	$(43)	$1,213	$(31)	$1,182
Non-interest revenue	370	40	326	536	27	1,299	—	1,299

Total Revenue	1,096	225	464	743	(16)	2,512	(31)	2,481
Provision for credit losses	78	8	1	20	(55)	52	—	52
Non-interest expense	618	160	322	411	34	1,545	—	1,545

Income before taxes and non-controlling interest in subsidiaries	400	57	141	312	5	915	(31)	884
Income taxes	134	23	47	84	(22)	266	(31)	235
Non-controlling interest in subsidiaries	—	—	—	—	19	19	—	19

Net Income	$266	$34	$94	$228	$8	$630	$—	$630

Average Assets	$111,467	$21,625	$6,428	$161,100	$4,557	$305,177	$—	$305,177

Goodwill (As At)	$93	$591	$325	$98	$2	$1,109	$—	$1,109

		P&C
For the three months ended	P&C	Chicagoland			Corporate	Total	Teb	Total
January 31, 2005	Canada	Banking	PCG	IBG	Support (1)	(teb basis) (2)	adjustments	(GAAP basis)

Net interest income	$699	$174	$140	$276	$(63)	$1,226	$(28)	$1,198
Non-interest revenue	370	42	342	432	27	1,213	—	1,213

Total Revenue	1,069	216	482	708	(36)	2,439	(28)	2,411
Provision for credit losses	67	7	1	25	(57)	43	—	43
Non-interest expense	606	156	368	372	31	1,533	—	1,533

Income before taxes and non-controlling interest in subsidiaries	396	53	113	311	(10)	863	(28)	835
Income taxes	133	22	40	74	(22)	247	(28)	219
Non-controlling interest in subsidiaries	—	—	—	—	14	14	—	14

Net Income	$263	$31	$73	$237	$(2)	$602	$—	$602

Average Assets	$103,609	$19,330	$7,042	$161,141	$5,032	$296,154	$—	$296,154

Goodwill (As At)	$93	$578	$825	$103	$3	$1,602	$—	$1,602

For the three months ended
January 31, 2006	Canada	United States	Other Countries	Total (2)

Net interest income	$866	$309	$38	$1,213
Non-interest revenue	939	314	46	1,299

Total Revenue	1,805	623	84	2,512
Provision for credit losses	49	3	—	52
Non-interest expense	1,089	422	34	1,545

Income before taxes and non-controlling interest in subsidiaries	667	198	50	915
Income taxes	199	66	1	266
Non-controlling interest in subsidiaries	14	5	—	19

Net Income	$454	$127	$49	$630

Average Assets	$199,732	$79,539	$25,906	$305,177

For the three months ended
January 31, 2005	Canada	United States	Other Countries	Total (2)

Net interest income	$888	$312	$26	$1,226
Non-interest revenue	831	334	48	1,213

Total Revenue	1,719	646	74	2,439
Provision for credit losses	52	(2)	(7)	43
Non-interest expense	1,089	417	27	1,533

Income before taxes and non-controlling interest in subsidiaries	578	231	54	863
Income taxes	202	69	(24)	247
Non-controlling interest in subsidiaries	8	6	—	14

Net Income	$368	$156	$78	$602

Average Assets	$203,395	$71,219	$21,540	$296,154

(1)	Corporate Support includes Technology and Solutions.
(2)	Taxable equivalent basis — see Basis of Presentation section.
Financial Statements — Page 10